Innovation Series: R&D Day 2025 November 11th, 2025 Exhibit 99.1

Introductory Remarks Douglas Maffei, PhD, Vice President, Strategy and Investor Relations 1

3 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech’s planned acquisition of CureVac; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech's expectations with respect to tariff policy; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations regarding upcoming payments relating to litigation settlements; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID- 19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended September 30, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

Innovation Series R&D Day 2025 Agenda

1	**Introductory Remarks**	Douglas Maffei, PhD, Vice President, Strategy and Investor Relations
2	**BioNTech's Unique Approach to Innovation**	Prof. Uğur Şahin Co-founder and Chief Executive Officer
3	**BioNTech's Differentiated Clinical Strategy to Advance the Treatment of Solid Tumors**	Prof. Özlem Türeci, M.D. Co-founder and Chief Medical Officer
4	**Establishing Pumitamig[1] in Foundational Tumor Types**	Prof. Ilhan Celik, M.D. Vice President, Clinical Development Michael Wenger, M.D. Vice President, Clinical Development
5	**Innovating Early-Stage Cancer Treatment with mRNA Cancer Immunotherapies**	Prof. Özlem Türeci, M.D. Co-founder and Chief Medical Officer
6	**BioNTech's Path to Value Creation**	Ramón Zapata Chief Financial Officer
7	**Q&A Panel Discussion**	All Speakers Annemarie Hanekamp Chief Commercial Officer

1. Partnered with Bristol Myers Squibb.

BIONTECH

BioNTech’s Unique Approach to Innovation Prof. Uğur Şahin CEO and Co-founder 2

Translating Science into Survival Building a Global Immunotherapy Powerhouse

7 BioNTech – Disruptive Tech-Bio Company with Pioneering Technologies Developed Through Full AI Integration Multiplatform oncology company Infectious diseases pipeline COVID-19 vaccine global impact Leader in integrated AI capabilities In-house manufacturing 16 >20Clinical programs Ongoing Phase 2 or 3 trials 7 Clinical programs in high unmet need indications 5 Billion doses distributed 4 Platforms including individualized mRNA and bispecific antibodies

Interindividual variability & intratumoral heterogeneity Root cause of cancer treatment failureR ot Cause of Cancer Tre tm nt Failure Mutations Mutations Mutations Healthy cell Pre-cancer cell Individual patients DNA mutations Cancer evolution 5-20 years – up to 10,000 mutations 8

We Are Uniquely Positioned to Combine Approaches to Transform Cancer Care


Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- HER2, TROP2, B7H3, HER3, EGFRxHER3, ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

9

BIONTECH

We Are Uniquely Positioned to Combine Approaches to Transform Cancer Care



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- HER2, TROP2, B7H3, HER3, EGFRxHER3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

10

Prioritized Immunomodulator Pipeline

Pumitamig[1]



Anti-VEGF A
Inert Fc (LALA)
Anti-PD-L1 VHH

PD-L1 expression or upregulation in tumors may enrich **VEGF neutralization** into the TME which **inhibits angiogenesis**.

Clinical status

- **Registrational trials** ongoing in 1L SCLC, NSCLC, TNBC and initiating in CRC, gastric
- 12+ studies combining with chemotherapy
- 10+ novel combinations

Gotistobart[2]



Anti-CTLA4
Optimized Fc

Monospecific antibody with **optimized Fc** targeting CTLA-4 and **selectively depleting tumor-infiltrating Tregs** in the TME but not in the periphery due to a pH driven mechanism.

Clinical status

- **Ph3** in 2L+ sqNSCLC
- Ph2 in PROC
- Ph1/2 in mCRPC
- Ph1/2 in multiple solid tumors

BNT314/ GEN1059[3]



Anti-4-1BB
Anti-EpCAM
Inert Fc

BNT317



Anti-PD-1
CD39

BNT3213



Anti-TIGIT
PVRIG

Clinical status

Phase 1, Phase 1/2, exploratory trials ongoing

Exploratory exercise: More novel next-gen IO molecules to come

1. Partnered with Bristol Myers Squibb; 2. Partnered with OncoC4; 3. Partnered with Genmab.

11

BIONTECH

Pumitamig[1]: PD-L1 x VEGF-A Bispecific Antibody

Pumitamig is an investigational bispecific antibody, targeting both PD-L1 and VEGF-A. Binding to PD-L1 is intended to restore effector T-cell function and localize VEGF-A neutralization within the TME, reversing the negative impact of VEGF signaling on immune cell infiltration and activation and normalizing tumor vasculature, leading to tumor growth inhibition.



Anti-VEGF-A
LALA silencing mutations
Stable linkers
Anti-PD-L1 VHH



PD-L1 checkpoint blockade
Reverses immunosuppression of T-cells
VEGF-A neutralization
↑ Vascular normalization
↓ Hypoxia
↑ Immune cell infiltration and activation
↑ Dendritic cell differentiation and maturation
↓ Regulatory T-cell proliferation
PD-1
PD-L1
VEGF-A
T cell
Tumor cell
BNT327
VEGF-A dimer
PD-L1
PD-1
TCR-Ag-MHC complex
Cytokines

Miao X et al. AACR 2025. Poster #6061; 1. Partnered with Bristol Myers Squibb

12

BIONTECH

13 Anti-PD-L1 Anti-VEGFnti- F Pumitamig dose-dependently inhibited functional VEGF-A / VEGFR2 engagement 0.01 0.1 1 10 100 0 200000 400000 600000 800000 1000000 Antibody concentration [nM] R L U Pumitamig Bevacizumab Ivonescimab analog IgG1-ctrl-LALA No antibody... Antibody IC50 ± SD (nM) Pumitamig (n=5) 0.53 ± 0.06 Bevacizumab (n=4) 0.42 ± 0.05 Ivonescimab analog (n=4) 0.56 ± 0.05 Pumitamig dose-dependently blocked the PD-1 / PD-L1 checkpoint 0.0001 0.01 1 100 10000 0 5×104 1×105 1.5×105 2×105 Antibody concentration [nM] R L U Pumitamig Ivonescimab analog Bevacizumab Pembrolizumab No antibody Antibody IC50 ± SD (nM) Pumitamig (n=6) 0.84 ± 0.06 Pembrolizumab (n=6) 1.17 ± 0.17 Ivonescimab analog (n=5) 16.08 ± 1.76 VEGF-A neutralization assay2 PD-1/PD-L1 blockage bioassay2 Data on file. 1. Partnered with Bristol Myers Squibb; 2. Luciferase-based reporter assays are commercially available from Promega. Pumitamig1: Potent VEGF-A Neutralization and PD-1/PD-L1 Checkpoint Blockade

0.0001 0.01 1 100 10000 0 10 20 30 40 50 CD107a/GrzmB expression Antibody [nM] C D 1 0 7 a + G rz B + [ % ] 0.001 0.01 0.1 1 10 100 0 1000 2000 3000 Antibody [nM] IF N -γ [ p g /m l] 0.001 0.01 0.1 1 10 100 0 5 10 15 20 Antibody [nM] T N F -α [ p g /m l] 0.001 0.01 0.1 1 10 100 0 10 20 30 40 Antibody [nM] IL -2 [ p g /m l] T cell Expansion Cytokine secretion 0.0001 0.01 1 100 10000 1.0 1.5 2.0 2.5 3.0 Antibody [nM] E x p a n s io n I n d e x Pumitamig Ivonescimab analog Bevacizumab IgG1-ctrl-LALA no Antibody Data on file. 1. Partnered with Bristol Myers Squibb 14 Pumitamig1: Combined Effect of Anti-Angiogenesis and Checkpoint Blockade Through One Molecule Leads to Immune Invigoration Immune-invigorating: Pumitamig1 enhances expression of cytotoxic molecules, cytokine secretion, CD8+ T-cell expansion, and CD8+ T-cell mediated tumor-cell killing Anti-PD-L1 Anti-VEGFti- Antibody IC50 ± SD (nM) Pumitamig (n=7) 0.21 ± 0.09 Ivonescimab analog (n=4) 2.47 ± 0.95 Antibody IC50 ± SD (nM) Pumitamig (n=6) 0.069 ± 0.03 Ivonescimab analog (n=4) 0.746 ± 0.24 Antibody IC50 ± SD (nM) Pumitamig (n=6) 0.058 ± 0.01 Ivonescimab analog (n=4) 1.202 ± 0.57 0.0001 0.01 1 100 10000 0.00 0.25 0.50 0.75 1.00 Tumor-cell killing Antibody [nM] N o rm a liz e d A U C Pumitamig Ivonescimab analog Bevacizumab IgG1-ctrl-LALA no Antibody Tumor Cell Killi CD107 Expression

Pumitamig[1] is More than the Sum of Two Monospecific Antibodies


Anti-VEGF
Monospecific
Bivalent
Anti-PD-L1
Monospecific
Bivalent
Pumitamig
Anti-VEGF
Anti-PD-L1
Bispecific
Bivalent

1. Partnered with Bristol Myers Squibb

15

BIONTECH

VEGF-A / Bispecific Antibody Complex Formation is a Function of Antibody-to- VEGF-A Molar Ratio 16 Data on file. Complex formation occurs at optimal antibody-to-VEGF-A molar ratios in a bell-shaped response curve 1× 10 6 :1 1× 10 5 :1 1× 10 4 :1 1× 10 3 :1 10 0: 1 10 :1 5: 1 2: 1 1: 1 1: 2 1: 5 1: 10 1: 25 1: 50 1: 10 0 0 20 40 60 80 100 Molar ratio Pumitamig:VEGF-A C o m p le x f o rm a ti o n ( % ) D. % Pumitamig/VEGF-A complexes at various molar ratios Pumitamig / VEGF-A complexes at various molar ratios

Pumitamig[1] / VEGF-A Complexation Leads to Enhanced Binding Affinity to PD-L1

At equimolar pumitamig-to-VEGF-A ratio, pumitamig shows increased On-rate and decreased Off-rate

A. Normalized SPR sensorgrams



Normalized Response [%]
100
80
60
40
20
0
0
1000
2000
Time [s]
Pumitamig only
Pumitamig + VEGF-A (1:1)

B. Isoaffinity graph



On-rate, k_a [$M^{-1}s^{-1}$]
10^{10}
10^{9}
10^{8}
10^{7}
10^{6}
100 fM
1 pM
10 pM
100 pM
1 nM
1×10^{-4}
1×10^{-3}
1×10^{-2}
Off-rate, k_{dis} [s^{-1}]
Pumitamig only
Pumitamig + VEGF-A (100:1)
Pumitamig + VEGF-A (10:1)
Pumitamig + VEGF-A (5:1)
Pumitamig + VEGF-A (2:1)
Pumitamig + VEGF-A (1:1)

C. K_D values and association (k_a) /dissociation (k_{dis}) rates for pumitamig

Pumitamig:VEGF-A molar ratio	K_D (Binding affinity) [M]	k_a [$M^{-1}s^{-1}$]	k_{dis} [s^{-1}]	Fold differences
Pumitamig only	4.915×10^{-10}	1.651×10^{6}	8.114×10^{-4}	
100:1	3.468×10^{-10}	2.063×10^{6}	7.153×10^{-4}	1.4
10:1	1.317×10^{-10}	1.684×10^{6}	2.217×10^{-4}	3.7
5:1	1.158×10^{-10}	1.977×10^{6}	2.289×10^{-4}	4.2
2:1	0.4029×10^{-10}	6.299×10^{6}	2.538×10^{-4}	12.2
1:1	**0.1537×10^{-10}**	**1.011×10^{7}**	**1.555×10^{-4}**	**32**

32-fold enhanced binding affinity of pumitamig to immobilized PD-L1 by complexation of pumitamig with equimolar VEGF-A, indicative of cooperative binding

Data on file. 1. Partnered with Bristol Myers Squibb

17

BIONTECH

18 0 5 10 0 10000 20000 30000 40000 50000 60000 Time [hours] In te rn a li z a ti o n [f lu o re s c e n t a re a ] PD-L1xVEGF-A PD-L1xOVA Anti-VEGF-A Anti-PD-L1 VHH Anti-OVA Anti-PD-L1 VHH Rapid anti-VEGF-A Dependent Internalisation of Pumitamig1 Upon Binding to PD-L1+ Cells Data on file. 1. Partnered with Bristol Myers Squibb PD-L1+A549 cells treated with antibodies which were pre- incubated with an equimolar ratio of VEGF-A; red fluorescence indicates internalization Rapid PD-L1 internalization may contribute to enhanced T cell activation in the presence of Pumitamig / VEGF-A complexes Control IgG Pumitamig

Pumitamig[1]: Synergistic Targeting of PD-L1 and VEGF-A

Pumitamig characteristics: combined tumor targeting[2]


Tumor
microenvironment
(TME)
VEGF-A dimer
in the TME
PD-L1 ligand
on tumor cells
Anti-VEGF-A (Fab)
Anti-PD-L1 (VHH)
Pumitamig[1]
Anti-PD-L1 (VHH)
Anti-VEGF-A (Fab)
PD-L1 ligand
on tumor cells
VEGF-A dimer
in the TME

Selected NSCLC IHC[3]


VEGF-A
PD-L1

Bispecific MOA

Targeting of PD-1/PD-L1 blockade to VEGF-A high tumors

Targeting of VEGF-A neutralization to PDL1 high tumors

1. Partnered with Bristol Myers Squibb; 2. Khan KA Nat Rev Clin Oncol 2018; 3. IHC data: Human Protein Atlas.

19

BIONTECH

Differentiation of Pumitamig[1] by Binding to PD-L1 Aims Targeting to Tumor Site

	Blocking of PD-1/PD-L1 signaling	Neutralization of VEGF	Cooperative effect linking PD-L1 and VEGF binding	TME Targeting by anti-PD-L1
Pumitamig PD-L1/VEGF Bispecific	YES	YES	YES	YES
PD-1/VEGF Bispecific	YES	YES	YES	NO
PD(L)1 + VEGF Monospecific	YES	YES	NO	NO

Pumitamig[1]

Dual targeting of TME

VEGF targeted PD-L1 inhibition


Anti-VEGF-A
Anti-PD-L1

PD-L1 targeted VEGF neutralization

1. Partnered with Bristol Myers Squibb.

20

BIONTECH

Pumitamig1 + chemo in 1L TNBC, Y. Meng et al. ESMO 2024 384MO Pumitamig1 May Drive Clinical Benefit Irrespective of PD-L1 Status 21 76.9% 56.3% 100.0% ORR Objective response rate Pumitamig1 has the potential to become a backbone IO therapy for significant patient populations currently not addressed by existing IO therapies PD-L1 negative2 PD-L1 low2 PD-L1 high2 -100 -80 -60 -40 -20 0 20 -100 -80 -60 -40 -20 0 20 -100 -80 -60 -40 -20 0 20 1. Partnered with Bristol Myers Squibb; 2. PD-L1 status in TNBC: negative= CPS<1; low= 1≤CPS<10; high= CPS10 Waterfall plotsPD-L1 status

-80 -60 -40 -20 0 20 40 60 SD PD PR 22 1. Partnered with Bristol Myers Squibb; *NCT05756972 B e s t C h a n g e f ro m B a s e li n e ( % ) Negative Low Expression High Expression Study months 0 1 2 3 4 5 6 7 8 9 10 11 12 13 PD SD PR On treatment N e g a ti v e L o w E x p re s s io n H ig h E x p re s s io n Median follow-up time: 7.7 months PD-L1 Negative TPS <1% ORR 39.3% DCR 92.9% PD-L1 High TPS ≥50% ORR 92.3% DCR 92.3% PD-L1 Low TPS 1–49% ORR 60.9% DCR 100% Phase 2 study* of pumitamig + carbo/pem in EGFRmut NSCLC post EGFR TKI Adapted from Wu YL et al. ESMO 2024 1255MO Pumitamig1 in Combination with Chemo Shows Efficacy in EGFRm NSCLC Irrespective of PD-L1 Status

Broad Combination Strategy Across Indications Aiming to Establish Next-Generation IO-Backbone

REPLACE

Anti-PD-(L)1 approved

Anti-PD-(L)1 therapy addresses

~1.5 M

new cancer cases
in the US and EU annually
with medical need remaining
high (5-year survival < 50%)[1]

EXPAND

Anti-PD-(L)1 not approved

>1.4 M

estimated new cancer cases
in the US and EU annually
that cannot be addressed
by current IO therapies


CRC (MSI-H)
Gastric
HCC
TNBC PD-L1 >10%
HNSCC/nasopharyngeal
Endometrial
RCC
Melanoma
Lung
Anti-VEGF
Anti-PD-L1
Breast (non TNBC)
TNBC PD-L1 <10%
CRC (MSS)
EGFRmut NSCLC
Pancreatic
Ovarian
GBM

US and EU Cancer Incidence[2]

1. NCI SEER https://training.seer.cancer.gov/index.html. 2.US incidence source: NIH and American Cancer Society data EU incidence source: European Cancer Information System

23

BIONTECH

ElevateEstablish Pumitamig1: Executing a Parallel Three-Wave Strategy to Build a Proprietary IO Franchise 24 Partnered with 1. Bristol Myers Squibb. Expand Expanding Into Multiple Disease Indications In Combination With Standard-of-care Chemotherapy Synergistic Novel- Novel Combinations Foundational Registrational Trials in 3 Priority Indications

Prioritized Immunomodulator Pipeline

Pumitamig[1]


Anti-VEGF A
Inert Fc
(LALA)
Anti-PD-L1 VHH

PD-L1 expression or upregulation in tumors may enrich **VEGF neutralization** into the TME which **inhibits angiogenesis**.

Clinical status

- **Registrational trials** ongoing in 1L SCLC, NSCLC, TNBC and initiating in CRC, gastric
- 12+ studies combining with chemotherapy
- 10+ novel combinations

Gotistobart[2]


Anti-CTLA4
Optimized
Fc

Monospecific antibody with **optimized Fc** targeting CTLA-4 and **selectively depleting tumor-infiltrating Tregs** in the TME but not in the periphery due to a pH driven mechanism.

Clinical status

- **Ph3** in 2L+ sqNSCLC
- Ph2 in PROC
- Ph1/2 in mCRPC
- Ph1/2 in multiple solid tumors

BNT314/ GEN1059[3]


Anti-4-1BB
Anti-EpCAM
Inert Fc

BNT317


Anti-PD-1
CD39

BNT3213


Anti-TIGIT
PVRIG

Clinical status

Phase1, Phase 1/2, exploratory trials ongoing

Exploratory exercise: More novel next-gen IO molecules to come…

1. Partnered with Bristol Myers Squibb; 2. Partnered with OncoC4; 3. Partnered with Genmab.

25

BIONTECH

26 The Novel Concept: Selective Depletion of Tregs in the TME Prevailing View: CTLA-4 Blockade Antitumor response intrinsically linked to concomitant autoimmunity, constraining the therapeutic window Opportunity for better therapeutic index by tumor selectivity Yang Liu, Pan Zheng et al British Medical Journal, 2018 Anti-CTLA4 as a Target for Cancer Immunotherapy

Gotistobart:[1] Differentiated Mechanism with Potential to Become Best-in-Class Anti-CTLA-4 Antibody

Avoiding lysosomal degradation of CTLA-4 for safer and more effective immunotherapy may lead to uncoupling cancer therapeutic effect from immunotherapy-related adverse effects

Gotistobart[1] designed to:

- Allow regular recycling and enrichment of antibody and CTLA-4 molecule
- Selectively kill Tregs in the tumor microenvironment
- Improve therapeutic index (efficacy/toxicity ratio)
- Enhance anti-tumor immunity
- Allow prolonged, repeated dosing



Autoimmunity
CTLA-4
Endosome
pH<6.0
pH~6.5
Recycling
endosome
Recycling
ADCC/ADCP
FcR
Anti-tumor
immunity

Liu Y. et al. SITC 2021 # 231; Du et al. Cell Res. 2018 Apr; 28(4): 416–432; Du et al. Cell Res. 2018 Apr; 28(4): 433–447.

1. Partnered with OncoC4.

27

BIONTECH

Preclinical Data Demonstrate Improved Therapeutic Index of Gotistobart1 28 Days after MC38 inoculation 17 20 23 26 29 32 35 5 10 15 20 hIgG Ipi HL12 HL32 Days after MC38 inoculation T u m o r si ze ( m m ) * hIg Ipi HL12 HL32 *** -100 0 500 1000 T u m o r v o lu m e c h a n g e f ro m b a s e lin e (% ) hIgG Ipi HL12 HL32 17 20 23 26 29 32 35 5 10 15 20 hIg Ipi. HL12 HL32 Days after MC38 inoculation T u m o r si ze ( m m ) Zhang et al. Cell Research 2019 gotistobart gotistobart 1. Partnered with OncoC4. Data on file.

CD3+, CD4+ and FoxP3+ Treg Concentrations Decrease with Gotistobart1 Treatment 29 P re -t re at m en t P ost -t re at m en t 0.00000 0.00005 0.00010 0.00015 Treg (CD3+CD4+FoxP3+) cell density C D 3 + C D 4 + F o x P 3 + c e ll c o u n t p e r μ m 2 101-029 (C4D1) 118-004 (C3D1) 118-005 (C3D1) P re -t re at m en t P ost -t re at m en t 0.0000 0.0005 0.0010 0.0015 0.0020 CD8+ T cell density C D 8 + T c e ll s p e r μ m 2 101-029 (C4D1) 118-004 (C3D1) 118-005 (C3D1) 1. Partnered with OncoC4. Data on file PRESERVE-001 Phase 1/2 Trial: gotistobart monotherapy treatment in multiple tumor types, including sarcoma, pancreatic cancer, melanoma and ovarian cancer

Phase 3 Stage 1 data to be presented at NACLC on December 6, 2025 Pivotal Development of Gotistobart1 in 2L Squamous Non-Small Cell Lung Cancer 30 1. Partnered with OncoC4 . 2. Ahn et al. J Clin Oncol 43, 260-272(2025); NCT05671510 Gotistobart 6 mg/kg with 2 loading doses of 10 mg/kg, Q3W (n=239) Docetaxel 75 mg/kg, Q3W (n=239) Gotistobart 6 mg/kg with 2 loading doses of 10 mg/kg, Q3W (n=103) Gotistobart 3 mg/kg, Q3W (n=10) Docetaxel 75 mg/kg, Q3W (N=104) Seamless Phase 3 two-stage, randomized trial evaluating gotistobart versus docetaxel in 600 patients Key Endpoints Primary: OS Secondary: PFS, safety Stage 1: Dose confirmation in squamous and non- squamous NSCLC R 1:1 Stage 2: Pivotal part in squamous NSCLCKey Inclusion Criteria • stage IV, metastatic NSCLC • Prior PD-(L)1 +/- platinum-based chemotherapy • Prior IO-IO allowed • RECIST 1.1 measurable lesions Stratification Factors • Histology (Squamous or Non- Squamous) in Stage I • Presence of brain metastases • ECOG score (0 or 1) • Region (US or ex-US) R 1:1:1 Benchmark Data for 2L sqNSCLC Regimen ORR mPFS mOS Benchmark study Docetaxel 12.7% 3.9 mo 9.4 mo TROPION-Lung01 sq population2

We are Uniquely Positioned to Combine Approaches to Transform Cancer Care

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential "augmenters" of immunomodulators and mRNA cancer immunotherapies
- HER2, TROP2, B7H3, HER3, EGFRxHER3 ADCs as combination partners



Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

31

BIONTECH

mRNA-Technology Toolbox



mRNA formats
Uridine mRNA
Cap
UTR
ORF
UTR
A30-L-A70
Pseudo-uridine mRNA
Self-amplifying mRNA
vUTR
Antigen
Trans-amplifying mRNA
Replicase
Circular RNA,
chemically synthesized mRNA
Nanoparticles
Lipoplex nanoparticles
Lipid nanoparticles
Polymer nanoparticles
Encoded drugs
Vaccines
(e.g. cancer, infectious disease, autoimmunity)
Antibodies
(e.g. receptor blockade)
Signaling molecules
(e.g. cytokine)
Enzymes
(e.g. CRISPR/CAS)
Transcription factors
(e.g. Yamanaka factors)
Local
Tissue-specific
Systemic
Multimodal optimization of mRNA potency and performance over decades (>10,000x)

Holtkamp et al. Blood 2006; Kuhn et al. Gene Therapy 2010; Sahin, Türeci & Kariko Nat Drug Discovery 2014; Vogel et al. Mol Therapy 2018; Beissert et al. Mol Therapy 2020.

32

Type-I Interferon Innate immune Response N Y -E S O -1 m u lt im e r Induction of Antigen Specific Immunity Blood Cytokines BNT111 mRNA LPX Vaccine Systemic Targeting to Lymphoid Dendritic Cells Kranz, Diken et al., Nature 2016 33 Nanoparticulate mRNA Vaccines

34 Nanoparticulate mRNA-LPX Vaccines for Cancer Immunotherapy • RNA-LPX vaccine targeting dendritic cells • TLR7 driven adjuvant effect • Type-I Interferon driven innate & adaptive immune stimulation • Universally applicable for almost all type of tumor antigens • Overcomes tolerance against self-antigens • Excellent immunogenicity in vivo • Preclinical activity against advanced tumors

We are Uniquely Positioned to Combine Approaches to Transform Cancer Care

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential “augmenters” of immunomodulators and mRNA cancer immunotherapies
- HER2, TROP2, B7H3, HER3, EGFRxHER3 ADCs as combination partners


Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

35

BIONTECH

36 ADC Innovation Cycle is Just Beginning Distinguished ADC linker technology • Stability improving safety profile • Higher efficacy Novel mechanisms of actions • Tumor specific activation • Improved and novel payloads Novel targets and novel epitopes • Targeting broader spectrum of tumors • Higher specificity BioNTech is developing ADCs against novel targets Linker • Conjugates the payload to the antibody Antibody • Binds to a specific antigen on the surface of cancer cells Payload • Highly potent cytotoxic compounds BioNTech is driving the development of next-generation ADCs Our deep understanding of ADC targets and immunology distinctively positions us to consolidate and maximize the substantial therapeutic window offered by the next-gen ADC technology

ADC Driven Mechanisms May Synergize with Other Immune Mechanisms 37 Adapted from Fucà G, et al. Int J Gynecol Cancer. 2024 Nov TROP2 HER3 CA19-9 EGFRxHER3 HER2 B7H3 Targeted Tumor Cell Killing Bystander Tumor Cell Killing Immunogenic Cell Death Promoting Innate and Adaptive Immunity Opportunity for Synergy with Immunotherapy Compounds

We are Uniquely Positioned to Combine Approaches to Transform Cancer Care


Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
mRNA cancer immunotherapies
Synergy[1]

Immunomodulators

- Focus on the critical IO pathways
- Targeting different complementary pathways in cancer immunity cycle may promote a durable anti-tumor effect

Targeted therapies

- Precise and potent modalities for fast onset tumor reduction
- ADC as potential “augmenters” of immunomodulators and mRNA cancer immunotherapies
- HER2, TROP2, B7H3, HER3, EGFRxHER3 ADCs as combination partners

mRNA cancer immunotherapies

- Eliminate polyclonal residual disease with multi-antigen and individualized approaches
- Polyspecific activity by targeting multiple antigens at once
- Establish long-lasting immunological memory to prevent relapses

1. Synergistic potential.

38

BIONTECH

Pumitamig[1] in Combination with ADCs Showed Superior Anti-Tumor Activity Compared with Each Treatment Alone in Pre-Clinical Tumor Models

Pumitamig[1] + BNT325/DB-1305

hTROP2-A375:hPBMC co-injection xenograft model



Tumor volume [mm³]
2000
1500
1000
500
0
12
16
20
24
28
BNT327
BNT325
Days after inoculation
PBS
BNT327 20mpk**
BNT325 1mpk
BNT327 20mpk / BNT325 1mpk****,###,Δ

B-hTROP2 MC38 in wt mice



Tumor volume [mm³]
2000
1500
1000
500
0
0
10
20
30
mBNT327
BNT325
Days after grouping
Saline
mBNT327 5mpk**
BNT325 20mpk**
mBNT327 5mpk / BNT325 20mpk****,##,ΔΔΔ

Pumitamig[1] + BNT324/DB-1311

A375:hPBMC co-injection xenograft model



Tumor volume [mm³]
2000
1500
1000
500
0
12
16
20
24
BNT327
BNT324
Days after inoculation
PBS
BNT327 20mpk**
BNT324 1mpk***
BNT327 20mpk / BNT324 1mpk****,ΔΔΔΔ

hB7H3-CT26 in wt mice



Tumor volume [mm³]
2000
1500
1000
500
0
10
15
20
25
30
mBNT327
BNT324
Days after inoculation
Saline
mBNT327 20mpk
BNT324 10mpk*
mBNT327 20mpk / BNT324 10mpk***,Δ,#

Pumitamig[1] + trastuzumab-pamirtecan

B-hHER2 MC38 in wt mice



Tumor volume [mm³]
2000
1500
1000
500
0
0
10
20
30
mBNT327
BNT323
Days after grouping
Saline
mBNT327 5mpk****
BNT323 20mpk****
mBNT327 5mpk / BNT323 20mpk****,###,ΔΔ

Pumitamig[1] + BNT326/YL202

hHER3-MC38 in wt mice



Tumor volume [mm³]
2000
1500
1000
500
0
0
10
20
30
40
50
Days after treatment start
Saline
mBNT327 10mpk
BNT326 3mpk
mBNT327 10mpk / BNT326 3mpk

Pumitamig refers to the total mouse surrogate Pumitamig antibody that binds murine VEGF-A/PD-L1 targets; Data shown represents mean±SEM;
Statistical significance testing was performed comparing treatment groups with PBS/saline (*, **, ***, ****), with ADC-monotherapy (#, ##, ###, ####) or with (m)Pumitamig-monotherapy (Δ, ΔΔ, ΔΔΔ, ΔΔΔΔ,)
Source: https://doi.org/10.1158/1538-7445.AM2025-648

39

BIONTECH

Pumitamig1 in Combination with BNT3212 Showed Synergistic Anti-Tumor Activity 40 1. Partnered with Bristol Myers Squibb. A375 tumor cells and human PBMCs were co-implanted subcutaneously in B-NDG B2M KO Plus mice. BNT3212 Anti-EGFR x HER3-ADC Topoisomerase inhibitor PBS Pumitamig 9.6 mg/kg BNT3212 2 mg/kg Pumitamig 9.6 mg/kg + BNT3212 2 mg/kg T u m o r v o lu m e ( m m 3 ) 2000 1500 1000 500 0 11 14 16 18 21 23 Days post incubation

BNT3213 and Pumitamig1 Showed Superior Anti-Tumor Activity Compared with Each Treatment Alone in Pre-Clinical Tumor Models 41 1. Partnered with Bristol Myers Squibb; A375 tumor cells and human PBMCs were co-implanted subcutaneously in NOD-SCID mice. PBS Anti-PD-L1 mAb 20 mg/kg Anti-PD-L1 mAb 20mg/kg + Anti-TIGIT mAb 10mg/kg Pumitamig Pumitamig + BNT3213 2000 1500 1000 500 0 9 14 13 15 17 Days post incubation T u m o r v o lu m e ( m m 3 ) BNT3213 Anti-TIGIT x PVRIG bsAb

Combined Checkpoint Inhibition and 4-1BB Agonism of Pumitamig1 plus BNT314/GEN10592 In Vitro 42 1. Partnered with Bristol Myers Squibb; 2. Partnered with Genmab. ***, P<0.001; **, P<0.01; *, P<0.05 Pumitamig1 + BNT314/GEN10592 enhanced expression of cytotoxic markers and cytotoxic activity of CD8+ T cells compared to single-agent treatments in vitro Imle et al. SITC 2025. P652 T u m o r c e lls + C D 8 + T c e lls 0 50 100 150 0 2 4 6 8 Time [h] T u m o r- c e ll m a s s [n o rm a liz e d c e ll in d e x ] Atezolizumab (0.2 µg/mL) BNT314/GEN1059 (0.035 µg/mL) Pumitamig (0.2 µg/mL) + BNT314/GEN1059 (0.035 µg/mL) Pumitamig (0.2 µg/mL) bsIgG1-Ctrl (0.035 µg/mL] Tumor cells only 0.001 0.01 0.1 1 0 5 10 15 Antibody [µg/mL] C D 1 0 7 a + G rz B + o f C D 8 + [ % ] Bevacizumab BNT314/GEN1059 Pumitamig Pumitamig + BNT314/GEN1059 No antibody 0 50 0 150 0 2 4 6 8 Time [h] T u m o r- c e ll m a s s [n o rm a liz e d c e ll in d e x ] BNT314/GEN1059 (0.035 µg/mL) Pumitamig (0.2 µg/mL) + BNT314/GEN1059 (0.035 µg/mL) Pumitamig (0.2 µg/mL) bsIgG1-Ctrl (0.035 µg/mL] Tumor cells only Pum ita m ig (0 .2 µ g/ m L) Pum ita m ig (0 .2 µ g/ m L) + BN T31 4/ G E N 10 59 (0 .0 35 µ g/ m L) BN T31 4/ G E N 10 59 (0 .0 35 µ g/ m L) 0.00 0.25 0.50 0.75 1.00 T u m o r- c e ll m a s s [n o rm a liz e d A U C ] ✱✱✱✱ No antibody Anti-EpCAMAnti-4-1BB Inert Fc BNT314/GEN10592

Novel Combination Trials Across Multiple Tumor Types

	Combination Partners		Indications
Next Gen IO + ADC	Pumitamig[1]	+ T-Pam[2]	HR+ HER2-low, ultra-low/null BC or TNBC
		+ BNT324/DB-1311[2]	NSCLC, SCLC, HCC, melanoma, HNSCC, PROC
		+ BNT325/DB-1305[2]	TNBC, NSCLC, OC
		+ BNT326/YL202[3]	NSCLC, EGFRm NSCLC, HER2-neg BC, melanoma, other solid tumors
		+ BNT3212	Multiple solid tumors
Next Gen IO + IO	Pumitamig[1]	+ BNT314/GEN1059[4]	MSS-CRC
		+ BNT3213	HCC[6]
Next Gen IO + mRNA	Pumitamig[1]	+ BNT116	NSCLC
	Gotistobart[5]	+ BNT116	NSCLC
mRNA + ADC	BNT116	+ BNT324/DB-1311[2]	NSCLC
		+ BNT326/YL202[3]	NSCLC

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio ; 3. MediLink; 4. Genmab; 5. Onco C4; 6. Trial ongoing in China.

43

BIONTECH

Capabilities to build tomorrow’s personalized precision medicines BioNTech: Advancing Tomorrow's Personalized Precision Medicine with Integrated Capabilities Under One Roof 44 . Automated in-house manufacturing to serve patients on time and globally Drug classes Interindividual variability Off-the-shelf drugs Tailored on-demand immunotherapies Clinical samples mRNA therapeutics Immunomodulators Personalized omics AI-infused & digitally-integrated target & drug discovery and development Individualized treatment platforms to address inter-individual variability Deep genomics & immunology expertise to analyze patient data Fully-integrated tech-bio company ADCs, Targeted Therapies f-the-shelf drugs

Key Areas of Focus 2026 BioNTech Operating from Position of Strength 1 Combination Therapy Momentum Anticipate additional datasets from novel-novel combination trials with pumitamig 2 Modalities to Disease Areas 2026 marks BioNTech’s movement to a focused disease area specific approach 3 Late-Stage Acceleration Expect key late-stage data readouts for initial wave of oncology assets

BioNTech’s Differentiated Clinical Strategy to Advance the Treatment of Solid Tumors Prof. Özlem Türeci, M.D. Chief Medical Officer and Co-founder 3

BioNTech's Current Priority Programs

Targeted therapies

- **Trastuzumab pamirtecan**[2] – Anti-HER2 ADC
- **BNT324/ DB-1311**[2] – Anti-B7-H3 ADC
- **BNT325/ DB-1305**[2] – Anti-TROP2 ADC
- **BNT326/ YL202**[3] – Anti-HER3 ADC
- **BNT329** – Anti-CA19-9 ADC
- **BNT3212** – Anti-EGFR / HER3 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

- **Pumitamig**[4] – Anti-PD-L1/ Anti-VEGF
- **BNT314/ GEN1059**[6] – Anti-EpCAM/ Anti-4-1BB
- **BNT317** – Anti-PD-1/ Anti-CD39
- **Gotistobart**[7] – Anti-CTLA4
- **BNT3213** – Anti-TIGIT/ Anti-PVRIG

mRNA cancer immunotherapies

iNeST (individualized Neoantigen-Specific immunoTherapy) → **Autogene cevumeran**[5]
- Adj. CRC
- Adj. Pancreatic Cancer
- Adj. Bladder Cancer

FixVac → **BNT113** HNSCC; **BNT116** Lung Cancer

1. Synergistic potential. Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. Genentech, a member of the Roche Group; 6. Genmab; 7. OncoC4.

47

Pumitamig:Executing a Parallel Three-Wave Strategy to Build a Proprietary IO Franchise

Establish

SCLC
- 1L Ph3 (Global) ROSETTA LUNG-01
- 2L Ph3 (China)
- 1L/2L Ph2 (Global)

NSCLC
- 1L Ph2/3 (Global) ROSETTA LUNG-02
- 2L Ph2 (Global)
- 2L EGFRmut Ph2 (China)
- IIT neoadjuvant (China)

TNBC
- 1L Ph3 trial (Global) ROSETTA BREAST-01
- 1L Ph3 (China)

Expand

Registrational-Intent
- 1L Gastric Ph2/3 (Global) ROSETTA GASTRIC-204
- 1L CRC Ph2/3 (Global) ROSETTA CRC-203

Signal-Seeking
- 1L PDAC Ph2 (Global) ROSETTA PDAC-109
- 1L PDAC Ph2 (China)
- 1L GBM Ph2 (Global) ROSETTA GBM-110
- 1L GBM Ph2 (China)
- 1L CRC Ph2 (China)
- 1L HCC Ph2 (China)
- 1L MPM Ph2 (China)
- 1L NEN Ph2 (China)
- HNSCC, RCC, CC, PROC, EC, Melanoma Ph1/2 (China)

Elevate

- **Combining with our ADCs targeting**
  - HER2
  - TROP2
  - B7H3
  - HER3
  - EGFR x HER3
  - Novel targets
- **Exploring potential synergies with our IO agents**
  - EpCam x 4-1BB
  - TIGIT x PVRIG
  - mRNA cancer immunotherapy

Potential New Standards of Care
10+ Novel-Novel Combinations

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ Studies Exploring Pumitamig[1] in 10+ New Indications

Foundational Registrations
Registrational Trials with Pumitamig[1] Ongoing in 3 High-Impact Tumors

Partnered with 1. Bristol Myers Squibb.

48

BIONTECH

Clinical Stage ADC Program

T-Pam[1]

HER2



Target: HER2
Payload: topo I inhibitor

Clinical status
- 1,100+ patients dosed
- Ph3: HR+HER2-low mBC
- Ph1/2: multiple solid tumors (EC cohort fully recruited)
- Ph1/2: pumitamig combo (HR+ and HR- HER2+, low and null BC)

BNT324/DB-1311[1]

B7H3



Target: B7H3
Payload: topo I inhibitor

Clinical status
- 600+ patients dosed
- Ph1/2: multiple solid tumors
- Ph1/2: combo wiith pumitamig and BNT325

BNT325/DB-1305[1]

TROP2



Target: TROP2
Payload: topo I inhibitor

Clinical status
- 500+ patients dosed
- Ph1/2: multiple solid tumors
- Ph2: combo with pumitamig and BNT324

BNT326/YL202[2]

HER3



Target: HER3
Payload: topo I inhibitor

Clinical status
- 600+ patients dosed
- Ph1/2: multiple solid tumors
- Ph1/2: combo with pumitamig (NSCLC, other solid tumors).

BNT329

CA19-9



Target: CA19-9
Payload: topo I inhibitor

Clinical status
- Ph1/2: multiple solid tumors

BNT3212

EGFRxHER3



Target: EGFRxHER3
Payload: topo I inhibitor

Clinical status
- Ph1/2: multiple solid tumors
- Ph1/2: pumitamig combo

More novel next-gen ADCs to come…

Expression level by indication[3]

Legend: High / Medium / Low / Very low / None

Target	NSCLC	SCLC	HER2+ BC	HR+ BC	TNBC	CRC	Gastric	Ovarian	PDAC	HNSCC	Prostate	Other high expression indications
HER2	Medium / Low	Very low / None	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High	Medium / Low	Medium / Low	Very low / None	Gynecologic
TROP2	High	High	Medium / Low	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High	
B7H3	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	Medium / Low	High	Medium / Low	High	High	UC, EC
HER3	Medium / Low	Very low / None	High	High	High	High	High	Medium / Low	Medium / Low	Medium / Low	Medium / Low	
CA19-9	Medium / Low	Medium / Low	Very low / None	Very low / None	Very low / None	High	High	High	High	Very low / None	Very low / None	UC, BTC, EC
EGFR	High	High	Very low / None	Very low / None	Very low / None	High	Medium / Low	Medium / Low	Medium / Low	High	Very low / None	GBM, UC, RCC

Broad ADC coverage across all relevant tumors provides **optionality** for selecting the most suitable therapeutic approach per indication

1. Partnered with DualityBio; 2. Partnered with MediLink. 3. Human Protein Atlas. ADC structures shown for illustration-purpose only

49

BIONTECH

Pumitamig[1] Extensively Studied as Monotherapy and SOC Chemo Combo

Indication / Regimen	Lung cancers			Breast cancers		Gyn cancers			GI cancers				GU cancers		Other cancers		
	NSCLC AGA-	NSCLC EGFRm	SCLC	TNBC	HR+/ HER2- BC	Endometrial	Cervical	OC	GC/GEJ	CRC	PDAC	HCC	RCC	Prostate	GBM	HNSCC	Melanoma
Pumitamig[1] Monotherapy	Phase 1/2 trial	Phase 1/2 trial				Phase 1/2 trial	Phase 1/2 trial	Phase 1/2 trial				Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial	Phase 1/2 trial
Pumitamig[1] + Chemo	Registrational trial	Phase 1/2 trial	Registrational trial	Registrational trial					Registrational trial	Registrational trial	Phase 1/2 trial	Phase 1/2 trial			Phase 1/2 trial		

■ Registrational trial ■ Phase 1/2 trial

Over 1,400 patients* dosed across pumitamig monotherapy and chemo combination studies

1. Partnered with Bristol Myers Squibb *Patient number include both China and ex-China studies, sponsored by BioNTech or partners.
Pumitamig is also being investigated in BTC (mono), MPM (chemo combo), and NEN (mono, chemo combo).

50

BIONTECH

Single Activity of ADCs Being Explored Across Indications

Indication / Regimen	Lung cancers			Breast cancers		Gyn cancers			GI cancers				GU cancers		Other cancers			
	NSCLC AGA-	NSCLC EGFRm	SCLC	TNBC	HR+/ HER2- BC	Endometrial	Cervical	OC	GC/GEJ	CRC	PDAC	HCC	RCC	Prostate	GBM	HNSCC	Melanoma	Patients dosed*
T-Pam[1]					Registrational	Registrational												1,100+
BNT324/ DB-1311[1]	Phase 1/2	Phase 1/2	Phase 1/2				Phase 1/2	Phase 1/2				Phase 1/2		Phase 1/2		Phase 1/2	Phase 1/2	600+
BNT325/ DB-1305[1]	Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2										500+
BNT326/ YL202[2]	Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2		Phase 1/2	Phase 1/2	Phase 1/2	Phase 1/2						Phase 1/2		600+

■ Registrational trial ■ Phase 1/2 trial

Partnered with 1. DualityBio; 2. MediLink *Patient number include both China and ex-China studies, sponsored by BioNTech or partners.

51

BIONTECH

Expanding Pumitamig[1] Opportunity with Ongoing Novel ADC Combinations

Indication / Regimen	Lung cancers			Breast cancers		Gyn cancers			GI cancers				GU cancers		Other cancers		
	NSCLC AGA-	NSCLC EGFRm	SCLC	TNBC	HR+/ HER2- BC	Endometrial	Cervical	OC	GC/GEJ	CRC	PDAC	HCC	RCC	Prostate	GBM	HNSCC	Melanoma
Pumitamig[1] Chemo combo	Registrational trial		Registrational trial	Registrational trial					Registrational trial	Registrational trial	Phase 1/2 trial				Phase 1/2 trial		
Pumitamig[1] + T-Pam[2]				Phase 1/2 trial	Phase 1/2 trial												
Pumitamig[1] + BNT324/DB-1311[2]	Phase 1/2 trial	Phase 1/2 trial	Phase 1/2 trial				Phase 1/2 trial	Phase 1/2 trial				Phase 1/2 trial				Phase 1/2 trial	Phase 1/2 trial
Pumitamig[1] + BNT325/DB-1305[2]	Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial			Phase 1/2 trial	Phase 1/2 trial									
Pumitamig[1] + BNT326/YL202[3]	Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial												Phase 1/2 trial

■ Registrational trial ■ Phase 1/2 trial

Partnered with 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink *Patient number include both China and ex-China studies, sponsored by BioNTech or partners.

52

Our Diverse Lung Cancer Pipeline

Targeted therapies

- BNT324/ DB-1311[2] — Anti-B7H3 ADC
- BNT326/ YL202[3] — Anti-HER3 ADC
- BNT325/ DB-1305[2] — Anti-TROP2 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig[4] — Anti-PD-L1/ Anti-VEGF
- Gotistobart[5] — Anti-CTLA-4

mRNA cancer immunotherapy

- FixVAC Off-the-shelf mRNA → BNT116

1. Synergistic potential; Partnered with 2 DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. OncoC4.

53

BIONTECH

BioNTech's Currently Ongoing Trials* in Lung Cancer

Registrational trials in metastatic Lung Cancer with next-generation IO

- Pumitamig[1] aiming to improve over SoC in 1L NSCLC and ES-SCLC
- Gotistobart[2] to provide IO option for 2L NSCLC Sq (high unmet need)

PoC trials with ADC mono and novel combinations to inform future registrational trials

- ADC mono and FixVac data provided confidence to start combination PoC trials
- Multiple Pumitamig + ADC PoC trials ongoing for data-driven decision making and inform future registrational trials in the 1L setting

	Neoadj / Resectable	1L metastatic	2L+ metastatic
NSCLC without AGA	Pumitamig[1] + chemo IIT** ; Pumitamig[1] + FixVac LuCa-MERIT-1	Pumitamig[1] + chemo **ROSETTA LUNG-02** ; Pumitamig[1] + ADCs BNT324/DB-1311[3], BNT325/DB-1305[3], BNT326/YL202[4]	Gotistobart[2] **PRESERVE-003** (sq) *Part 1 data to be presented at NACLC on Dec 6, 2025* ; FiXvac + Gotistobart[2]/ADCs LuCa-MERIT-1 ; ADC monos BNT324/DB-1311[3], BNT325/DB-1305[3], BNT326/YL202[4]
NSCLC with EGFR mut		Pumitamig[1] + ADCs (continued)	ADC monos (continued)
SCLC		Pumitamig[1] + chemo **ROSETTA Lung-01** ; Pumitamig[1] + ADC (BNT324/DB-1311[3])	ADC mono BNT324/DB-1311[3]

The Pumitamig[1] + ADCs and ADC monos boxes cover both NSCLC without AGA and NSCLC with EGFR mut.

Next generation IO | Targeted therapy | mRNA immunotherapy | — Registrational trials | - - - Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; *As of November 2025; **being conducted in China

54

BIONTECH

Our Diverse Breast Cancer Pipeline

Targeted therapies

- Trastuzumab pamirtecan[2]
  Anti-HER2 ADC
- BNT325/ DB-1305[2]
  Anti-TROP2 ADC
- BNT326/ YL202[3]
  Anti-HER3 ADC


Immunomodulators
Synergy1
Synergy1
Space for curative approaches
Targeted therapies
Synergy1
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig[4]
  Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb.

55

BIONTECH

BioNTech's Currently Ongoing Trials* in Breast Cancer

Registrational trials in metastatic Breast Cancer

- Pumitamig[1] aiming to improve on SoC in 1L TNBC CPS<10, (historically insensitive to PD-(L)1)
- Trastuzumab pamirtecan mono Ph1/2 data informed pivotal trial in HER2 low BC enabling first potential BNT approval in BC

PoC trials with ADC mono and novel combinations to inform future registrational trials

- Emerging data from multiple BNT ADCs in breast cancer informed Pumitamig + ADC PoC trials
- Parallelly exploring multiple combinations to inform the right combination for the right patient segment & accelerate registrational trial



1L metastatic
2L+ metastatic
TNBC
HR+ HER2 low
HER2+ BC
Pumitamig1 + chemo ROSETTA Breast-01 (CPS<10)
Pumitamig1 + chemo China Phase 3 (all-comers)
Pumitamig1 + ADCs T-Pam, BNT325/DB-13052, BNT326/YL2023
ADC monos BNT325/ DB-13052, BNT326/ YL2023
T-Pam2 DYNASTY-Breast02
Pumitamig1 + ADC T-Pam2
ADC mono T-Pam2
T-Pam2 DYNASTY-Breast01
Next generation IO
Targeted therapy
mRNA immunotherapy
Registrational trials
Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink *As of November 2025

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Our Diverse GI Cancer Pipeline

Targeted therapies

- **BNT324 /DB-1311[2]** — Anti-B7H3 ADC
- **BNT326 /YL202[3]** — Anti-HER3 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

- **Pumitamig[4]** — Anti-PD-L1/ Anti-VEGF
- **BNT314 /GEN1059[5]** — Anti-EpCAM/ Anti-4-1BB

mRNA cancer immunotherapy

iNeST Fully individualized immunotherapy → Autogene cevumeran[6]

1. Synergistic potential. Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. Genmab; 6. Genentech, a member of the Roche Group.

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BioNTech's Currently Ongoing Trials* in GI Cancers

Registrational trials in metastatic GI cancers

- Pumitamig[1] aiming to provide IO option in CRC-MSS
- Pumitamig[1] aiming to improve upon SoC in Gastric Cancer

PoC trials with novel combinations to inform future registrational trials

- Mono data being generated in 2L+ settings with ADCs and immunomodulators
- In parallel, combination trials will start to generate indication specific data
- mRNA cancer immunotherapies being evaluated in randomized clinical trials in the adjuvant setting

	Adjuvant	1L metastatic	2L+ metastatic
CRC	Autogene Cevumeran (ctDNA+ CRC)	Pumitamig[1] + chemo (CRC - MSS) **ROSETTA CRC-203** ***Sponsored by BMS***	Mono Immuno-modulators / ADCs
CRC		Pumitamig[1] + BNT314 /GEN1059[2]	Pumitamig[1] + BNT314 /GEN1059[2]
Gastric		Pumitamig[1] + chemo **ROSETTA GASTRIC–204** ***Sponsored by BMS***	Mono ADCs BNT324/DB-1311[3], BNT326/YL202[4]
PDAC	Autogene Cevumeran + atezolizumab	Pumitamig[1] + chemo BNT327-09[1]	Mono ADCs BNT329

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. Genmab; 3. DualitiyBio; 4. MediLink.*As of November 2025

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Establishing Pumitamig in Foundational Tumor Types Prof. Ilhan Celik, M.D. Vice President, Clinical Development Michael Wenger, M.D. Vice President, Clinical Development 4

Thoracic Cancer

Our Diverse Lung Cancer Pipeline

Targeted therapies

BNT324/ DB-1311[2]
Anti-B7H3 ADC

BNT326/ YL202[3]
Anti-HER3 ADC

BNT325/ DB-1305[2]
Anti-TROP2 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

Pumitamig[4]
Anti-PD-L1/ Anti-VEGF

Gotistobart[5]
Anti-CTLA-4

mRNA cancer immunotherapy

FixVAC Off-the-shelf mRNA → BNT116

1. Synergistic potential; Partnered with 2 DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. OncoC4.

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BioNTech's Currently Ongoing Trials* in Lung Cancer

Registrational trials in metastatic Lung Cancer with next-generation IO

- Pumitamig[1] aiming to improve over SoC in 1L NSCLC and ES-SCLC
- Gotistobart[2] to provide IO option for 2L NSCLC Sq (high unmet need)

PoC trials with ADC mono and novel combinations to inform future registrational trials

- ADC mono and FixVac data provided confidence to start combination PoC trials
- Multiple Pumitamig + ADC PoC trials ongoing for data-driven decision making and inform future registrational trials in the 1L setting

	Neoadj / Resectable	1L metastatic	2L+ metastatic
NSCLC without AGA	Pumitamig[1] + chemo IIT** Pumitamig[1] + FixVac LuCa-MERIT-1	Pumitamig[1] + chemo **ROSETTA LUNG-02** Pumitamig[1] + ADCs BNT324/DB-1311[3], BNT325/DB-1305[3], BNT326/YL202[4]	Gotistobart[2] **PRESERVE-003** (sq) *Part 1 data to be presented at NACLC on Dec 6, 2025* FiXvac + Gotistobart[2]/ADCs LuCa-MERIT-1 ADC monos BNT324/DB-1311[3], BNT325/DB-1305[3], BNT326/YL202[4]
NSCLC with EGFR mut			ADC monos BNT324/DB-1311[3], BNT325/DB-1305[3], BNT326/YL202[4]
SCLC		Pumitamig[1] + chemo **ROSETTA Lung-01** Pumitamig[1] + ADC (BNT324/DB-1311[3])	ADC mono BNT324/DB-1311[3]

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; *As of Nov 2025; **being conducted in China

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Treatment outcomes vary based on histology and PD-L1 levels in 1L NSCLC patients without actionable genomic alterations Non-Small Cell Lung Cancer is One of the Highest Incidence Cancers Globally1 63 1. Globocan – Cancer Tomorrow. 2. CancerMPact® 2024 Treatment Architecture EU5 and US; Note that 5-year survival reported includes all comer NSCLC population ie including with actionable genetic alterations. 3. Ganti AK, et al. JAMA Oncol. 2021 Dec; 4. Mansour MSI et al. Int J Mol Sci. 2022 Apr 19;23(9):4517; 5. Saez de Gordoa, K. et al. Diagnostics 2021, 11, 1452; 6. Garassino MC, et al. J Clin Oncol. 2023 Apr 10;41(11):1992-1998; 7. Silvia Novello et al. JCO 41, 1999- 2006(2023). ~415k 2030 U.S., EU4, U.K. NSCLC incidence1 Non-squamous (~ 70%)3 Squamous (~ 30%)3 PD-L1 ≥ 50% (~ 25 - 30%)4,5 5-year OS: 30% (KN-189)6 5-year OS: 23% (KN-407)7 PD-L1 1 - 49% (~ 30 - 40%)4,5 5-year OS: 20% (KN-189)6 5-year OS: 21% (KN-407)7 PD-L1 < 1% (~ 30 - 40%)4,5 5-year OS: 10% (KN-189)6 5-year OS: 11% (KN-407)7Stage II Stage III Stage IV Stage I NSCLC staging distribution2 7% 8% 10% 11% 37% 44% 46% 37% US EU5

64 Patient Population 1L EGFR/ALK WT PD-L1+ (TPS≥1) NSQ NSCLC 20 mg/kg 2L/3L EGFR mut TKI-experienced NSQ NSCLC 20 mg/kg 2L EGFR/ALK WT PD-(L)1 r/r NSQ NSCLC 20 mg/kg 2L/3L EGFR- mutated TKI- experienced NSQ NSCLC 30 mg/kg N 17 36 8 64 cORR (%) 47.1 19.4 12.5 57.8 DCR (%) 100.0 69.4 62.5 95.3 mPFS (months) 13.6 5.5 6.7 - mOS (months) 13.9 15.1 9.4 - Congress ASCO 2024 ESMO 2024 Efficacy Efficacy observed in patients with and without driver mutations and irrespective of PD-L1 levels Safety Profile Manageable safety profile with low rates of discontinuation Focused Execution ROSETTA Lung-02 ongoing in both non-squamous and squamous histologies. Phase 2 part completed. Phase 3 recruiting. Pumitamig1 in Non-Small Cell Lung Cancer 1. Partnered with Bristol Myers Squibb; 2. This benchmarking is not based on head-to-head trials between BioNTech’s investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution; 3.Reck et al, NEJM 2016; 4. Garassino et al, J Clin Oncol, 2023 5. Novello et al, J Clin Oncol, 2023 -80 -60 -40 -20 0 20 40 60 SD PD PR B e s t C h a n g e f ro m B a s e li n e ( % ) PD-L1 Negative TPS <1% ORR 39.3% DCR 92.9% PD-L1 High TPS ≥50% ORR 92.3% DCR 92.3% PD-L1 Low TPS 1–49% ORR 60.9% DCR 100% Yi-Long Wu, et. al. ESMO 2024 1255MO (pumitamig + chemotherapy) Benchmark Data2 1L NSCLC Indication Benchmark regimen ORR mPFS mOS Study 1L NSCLC (PD-L1 > 50%) Pembro mono 46% 7.7 mo 26.3 mo KEYNOTE-0243 1L NSQ NSCLC Pembro + chemo 48% 9.0 mo 22.0 mo KEYNOTE-1894 1L SQ NSCLC Pembro + chemo 62% 8.0 mo 17.2 mo KEYNOTE-4075

Global Phase 2/3 Trial to Establish Pumitamig[1] in NSCLC

ROSETTA LUNG-02

Seamless Phase 2/3 multi-site, randomized trial of pumitamig in combination with chemotherapy in 1L NSCLC

Key Inclusion Criteria

- Treatment naïve Stage IIIB/IIIC or IV NSCLC
- RECIST 1.1 measurable disease
- ECOG PS 0 or 1
- PD-L1 all-comers

Substudy A – Non-squamous NSCLC (R)

Phase 2:
- Arm 1: **Pumitamig** 1,400 mg, Q3W + carboplatin + pemetrexed followed by pumitamig + pemetexed maintenance
- Arm 2: **Pumitamig** 2,000 mg, Q3W + carboplatin + pemetrexed followed by pumitamig + pemetexed maintenance

Phase 3 (R):
- **Pumitamig** RP3D+ carboplatin + pemetrexed for 4 cycles → **Pumitamig** RP3D+ pemetrexed
- **Pembrolizumab** + carboplatin + pemetrexed for 4 cycles → **Pembrolizumab** + pemetrexed

Substudy B – Squamous NSCLC (R)

Phase 2:
- Arm 1: **Pumitamig** 1,400 mg, Q3W + carboplatin + paclitaxel followed by pumitamig maintenance
- Arm 2: **Pumitamig** 2,000 mg, Q3W + carboplatin + paclitaxel followed by pumitamig maintenance

Phase 3 (R):
- **Pumitamig** RP3D + carboplatin + paclitaxel for 4 cycles → **Pumitamig** RP3D
- **Pembrolizumab** + carboplatin + paclitaxel for 4 cycles → **Pembrolizumab**

Key Endpoints

Primary: PFS (BICR), OS
Secondary: PFS (inv), ORR

Benchmark Data 1L NSCLC

Histologies	Regimen	ORR	mPFS	mOS	Study
NSQ NSCLC	Pembro + chemo[2]	48%	9.0 mo	22.0 mo	KEYNOTE-189[4]
SQ NSCLC	Pembro + chemo[3]	62%	8.0 mo	17.2 mo	KEYNOTE-407[5]

1. Partnered with Bristol Meyer Squibb; 2.Carboplatin + pemetrexed→pemetrexed maintenance. 3. carboplatin + paclitaxel / nab-paclitaxel. 4. Garassino et al, J Clin Oncol, 2023 5. Novello et al, J Clin Oncol, 2023; NCT06712316.

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Squamous NSCLC Remains an Area of High Unmet Need

By 2030

55k ***squamous*** patients start in 1L (non-AGA population)[1]

~30% continue into 2L treatment and are IO addressable

Amongst NSCLC, metastatic squamous NSCLC is seen as **#1 area of unmet need** for improving treatment amongst NSCLC[2]

Limited treatment options for patients without actionable genetic alterations in squamous NSCLC

In 2L, current chemo-based SOC shows 10 months median OS in clinical trials

<25% respond to 2L chemo-based SOC (docetaxel ± ramucirumab)

Multiple efforts failed to improve therapeutic outcome in 2L squamous NSCLC in recent years

1. CancerMPact; 2. Clarivate / Clarivate Survey|

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PRESERVE-001: Phase 1/2 multicenter, non-randomized, open-label, multiple-dose, FIH trial He K. et al. ASCO 2023 #9024. Data Support Initiation of Pivotal Phase 3 Trial Evaluating Gotistobart1 in CPI-resistant NSCLC 67 Target lesion best overall response (n=27 evaluable) Dosing 10 mg/kg x 2, then 6 mg/kg, q3w (2 pts.: 10 mg/kg x 4, q3w) Target lesion percentage change over time (n=27 evaluable) Dosing; 10 mg/kg x 2, then 6 mg/kg, q3w (2 pts.: 10 mg/kg x 4, q3w) Days from C1D1 -100 -50 0 50 100 0 100 200 300 400 P e rc e n ta g e c h a n g e o f T a rg e t L e s io n s fr o m b a s e lin e Anti-tumor activity observed in ICI-resistant NSCLC patients (n=27) -100 -50 0 50 100 S D S D S D S D C R P R P R P D P D S D P R P D P D S D P D S DP D P R S D S D S D S D P R P D P RP R P D Subject P e rc e n ta g e C h a n g e o f T a rg e t L e s io n s F ro m B a s e lin e Manageable adverse eventsORR: 29.6% (22.2% confirmed & 7.4% unconfirmed) DCR: 70.4% Phase 3 trial in NSCLC ongoing 1.Partnered with OncoC4; *NCT04140526.

Pivotal Development of Gotistobart[1] in 2L Squamous Non-Small Cell Lung Cancer

Seamless Phase 3 two-stage, randomized trial evaluating gotistobart versus docetaxel in 600 patients

Key Inclusion Criteria

- stage IV, metastatic NSCLC
- Prior PD-(L)1 +/- platinum-based chemotherapy
- Prior IO-IO allowed
- RECIST 1.1 measurable lesions

Stratification Factors

- Histology (Squamous or Non-Squamous) in Stage I
- Presence of brain metastases
- ECOG score (0 or 1)
- Region (US or ex-US)

Stage 1: Dose confirmation in squamous and non-squamous NSCLC

R 1:1:1

- **Gotistobart** 6 mg/kg with 2 loading doses of 10 mg/kg, Q3W (n=103)
- **Gotistobart** 3 mg/kg, Q3W (n=10)
- **Docetaxel** 75 mg/kg, Q3W (n=104)

Phase 3 Stage 1 data to be presented at NACLC on December 6, 2025

Stage 2: Pivotal part in squamous NSCLC

R 1:1

- **Gotistobart** 6 mg/kg with 2 loading doses of 10mg/kg, Q3W (n=239)
- **Docetaxel** 75 mg/kg, Q3W (n=239)

Key Endpoints

Primary: OS
Secondary: PFS, safety

Benchmark Data for 2L sqNSCLC

Regimen	ORR	mPFS	mOS	Study
Docetaxel	12.7%	3.9 mo	9.4 mo	TROPION-Lung01 sq population[2]

1. Partnered with OncoC4 . 2. Ahn et al. J Clin Oncol 43, 260-272(2025); NCT05671510

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69 ~60k 2030 U.S., EU4, U.K. SCLC incidence1 1. Incidence from: SEER data for diagnosed SCLC incidence in US; Cancer Research UK; Zentrum für Krebsregisterdaten; Sante Publique; AIOM; EPDATA. 2 Statistics from Dayen et al (2019); CancerMPact® Patient Metrics US & EU5, accessed February 2024. *Due to limited survival data in EU5, U.S. survival data is reported; 3 Walls, Gerard M. et al. International Journal of Radiation Oncology, Biology, Physics, Volume 119, Issue 5, 1386 – 1390; 4. Cheng et al., N Engl J Med 2024;391:1313-27. 5 L. Horn et al, N. Engl. J. Med., 379 (2018), pp. 2220-2229; 6 Stephen V. Liu et al., JCO 39, 619-630(2021). Extensive-Stage Small Cell Lung Cancer is a High-Incidence Cancer with Poor Long-term Survival Rates 38% 32% 62% 68% US EU5 Extensive Stage Limited Stage SCLC staging distribution2 Limited-Stage SCLC Extensive-Stage SCLC mOS cCRT: ~25 – 30 mos (CONVERT)3 Durva consolidation: 56 mos (ADRIATIC)4 Atezo + chemo: 12.3 mos (IMPower133)5,6 24 mos OS cCRT: ~ 50% (CONVERT)3 Durva consolidation: 68% (ADRIATIC)4 Atezo + chemo: ~ 25% (IMPower133)5,6 5-year survival2 20% 3% High unmet need for ES-SCLC patients as long-term survival outcomes remain very poor

Expeditious Set Up of Global Phase 2 Trial To Confirm Optimal Dose For Pivotal Development

Fully enrolled Global Phase 2 dose-optimization of pumitamig[1] + chemotherapy in patients with 1L/2L SCLC

Key Inclusion Criteria

- Cohort 1: Untreated ES-SCLC or LS-SCLC with TFI≤6 months since last treatment

Pumitamig (30 mg/kg Q3W) + chemotherapy → Treatment continued until disease progression or intolerable toxicity

Pumitamig (20 mg/kg Q3W) + chemotherapy → Treatment continued until disease progression or intolerable toxicity

- **Three cohorts** based on previous treatment for patients and chemo option used to combine with pumitamig
- Each cohort randomized to receive two different dose levels pumitamig with chemo

Key Endpoints

Primary: ORR, safety
Secondary: PFS, OS

1. Partnered with Bristol Myers Squibb; 2. L. Horn et al. N. Engl. J. Med., 379 (2018), pp. 2220-2229; NCT06449209.

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71 cORR 66.7%cORR 85.0% 20 0 -20 -40 -60 -80 -100 30 mg/kg20 mg/kg B e s t C h a n g e f ro m B a s e lin e ( % ) PD SD PR CR Patient Population 2L SCLC China IO Naïve 30 mg/kg Q3W 2L SCLC China IO Treated 30 mg/kg Q3W 1L ES-SCLC China 30 mg/kg Q3W 1L ES-SCLC Global 20 mg/kg Q3W 1L ES-SCLC Global 30 mg/kg Q3W N 22 43 48 20 18 cORR (%) 50.0 37.2 85.4 85.0 66.7 DCR (%) 81.8 90.7 97.9 100 100 mPFS (months) 5.5 5.4 6.9 6.3 7.0 mOS (months) 14.7 14.3 16.8 - - Congress ELCC 2025 ELCC 2025 WCLC 2025 Efficacy Encouraging efficacy observed across treatment lines, including >95% disease control rates in 1L-ESCLC Safety Profile Consistent and manageable safety profile across studies with low discontinuation rates and no new safety concerns Consistent Clinical Profile Activity and safety confirmed in China and global datasets, supporting frontline benefit Heymach et al. WCLC 2025 Oral #OA13.02 (pumitamig + chemotherapy) Pumitamig1 Combined with Chemotherapy Indicated Encouraging Efficacy in 1L ES-SCLC in Phase 2 Study 1. Partnered with Bristol Myers Squibb; 2. This benchmarking is not based on head-to-head trials between BioNTech’s investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution; 3. Horn et al., New England Journal of Medicine, 2018; 4. Paz-Ares et al., The Lancet, 2019. Benchmark data2 1L ES-SCLC Regimen ORR mPFS mOS Study Atezo + Chemo 60% 5.2 mo 12.3 mo IMpower1333 Durva + Chemo 68% 5.1 mo 12.9 mo CASPIAN4

Pumitamig[1] Shows Early Signs Of Durable Antitumor Activity in SCLC

mDoR: 4.9 months (overall)

Pumitamig 20 mg/kg + EC

mDoR, months (95% CI):
4.9 (3.7–NE)

Pumitamig 30 mg/kg + EC

mDoR, months (95% CI):
5.4 (4.1–NE)



Change in tumor size from baseline (%)
40
20
0
-20
-40
-60
-80
-100
0 4 8 12 16 20 24 28 32 36 40
Overall treatment duration (weeks)
0 4 8 12 16 20 24 28 32 36 40
Overall treatment duration (weeks)
CR
PR
PD
SD
NE
NA
Ongoing

mPFS: 6.8 months (overall)



Progression-free survival probability
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.12
0.11
0.0
0 1 2 3 4 5 6 7 8 9 10
Progression free survival (months)
mPFS, months (95% CI)
Pumitamig 20 mg/kg + EC
6.3 (5.1–NE)
Pumitamig 30 mg/kg + EC
7.0 (5.6–NE)
+ Censored

No. of patients at risk

Pumitamig 20 mg/kg + EC	22	20	19	18	17	15	9	2	2	0	0
Pumitamig 30 mg/kg + EC	21	18	16	16	16	12	5	2	1	1	0

Data cut-off: 07 Aug 2025; median follow-up 28.3 weeks (min, max 3.9,; 45.6) overall. Median treatment duration: 25.3 weeks (Q1 12.9, Q3 30.6).

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Global Phase 3 Trial to Establish Pumitamig[1] in ES-SCLC

ROSETTA LUNG-01

Phase 3 multi-site, double-blinded, randomized trial of pumitamig in combination with chemotherapy compared to atezolizumab with chemotherapy in previously untreated ES-SCLC

Key Inclusion Criteria

- Histologically or cytologically confirmed ES-SCLC
- No prior systemic therapy for ES-SCLC
- ECOG 0 or 1
- ≥ 1 measurable lesion (RECIST v1.1)

R 1:1:1

Stage 1

- **Atezolizumab** + CTx* followed by atezolizumab maintenance
- **Pumitamig 1400 mg, Q3W** + CTx followed by pumitamig maintenance
- **Pumitamig 2000 mg, Q3W**+ CTx followed by pumitamig maintenance

R 1:1

Stage 2

Treatment arm selected:
Pumitamig 1500 mg, Q3W + CTx followed by pumitamig maintenance

*CTx = carboplatin AUC 5 with a total dose of ≤750 mg IV on D1 + etoposide 100 mg/m IV on D1-3, Q3W for 4 cycles

Key Endpoints

Primary: OS
Secondary: PFS

Benchmark Data for 1L ES-SCLC

Regimen	ORR	mPFS	mOS	Stufy
Atezo + chemo	60%	5.2 mo	12.3 mo	IMpower133[2]

1. Partnered with Bristol Myers Squibb; 2. L. Horn et al., New England Journal of Medicine, 2018; NCT06712355.

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BioNTech's Currently Ongoing Trials* in Lung Cancer

Registrational trials in metastatic Lung Cancer with next-generation IO

- Pumitamig[1] aiming to improve over SoC in 1L NSCLC and ES-SCLC
- Gotistobart[2] to provide IO option for 2L NSCLC Sq (high unmet need)

PoC trials with ADC mono and novel combinations to inform future registrational trials

- ADC mono and FixVac data provided confidence to start combination PoC trials
- Multiple Pumitamig + ADC PoC trials ongoing for data-driven decision making and inform future registrational trials in the 1L setting



Neoadj / Resectable
1L metastatic
2L+ metastatic
NSCLC without AGA
NSCLC with EGFR mut
SCLC
Pumitamig1 + chemo IIT**
Pumitamig1 + FixVac LuCa-MERIT-1
Pumitamig1 + chemo ROSETTA LUNG-02
Gotistobart2 PRESERVE-003 (sq)
Part 1 data to be presented at NACLC on Dec 6, 2025
FiXvac + Gotistobart2/ADCs LuCa-MERIT-1
Pumitamig1 + ADCs BNT324/DB-13113, BNT325/DB-13053, BNT326/YL2024
ADC monos BNT324/DB-13113, BNT325/DB-13053, BNT326/YL2024
Pumitamig1 + chemo ROSETTA Lung-01
ADC mono BNT324/DB-13113
Pumitamig1 + ADC (BNT324/DB-13113)
Next generation IO
Targeted therapy
mRNA immunotherapy
Registrational trials
Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; *As of Nov 2025; **being conducted in China

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BIONTECH

Our Diverse Lung Cancer Pipeline


Targeted therapies
BNT324/ DB-1311[2]
Anti-B7H3 ADC
BNT326/ YL202[3]
Anti-HER3 ADC
BNT325/ DB-1305[2]
Anti-TROP2 ADC
Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies
Immunomodulators
Pumitamig[4]
Anti-PD-L1/ Anti-VEGF
Gotistobart[5]
Anti-CTLA-4
mRNA cancer immunotherapy
FixVAC
Off-the-shelf mRNA
BNT116

1. Synergistic potential; Partnered with 2 DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. OncoC4.

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B7-H3 IHC analysis in tumor vs. normal tissueB7-H3 IHC analysis in tumor microarrays High B7-H3 Protein Expression Observed in Various Solid Tumors 76 Yamato et al., Mol Cancer Ther 2022 H-score of B7-H3 expression on tumor cells in each sample was calculated. Number in parentheses indicates the number of samples. Esophageal cancer Normal esophagus tissue adjacent to tumor B7-H3 expression is predominately low in normal tissues, but overexpressed in various solid tumors B7H3 is also expressed in tumor associated vasculature/endothelium and stromal cells Arrow, vasculature/endothelium; arrowhead, fibrous stromal cells; asterisk, basal cells. Scale bar, 100 μm P e rc e n t o f tu m o rs w it h in d ic a te d H -s c o re 1-100101-200201-300 0H-score 100 80 60 40 20 0 B7-H3 IHC H&E

BNT324/DB-1311[1] Monotherapy Development Focused on Fifteen Phase 2 Dose Optimization and Expansion Cohorts

Phase 1/2 dose escalation, optimization and expansion evaluating BNT324/DB-1311 in patients with advanced/metastatic solid tumors unselected for B7-H3 expression

Key Inclusion Criteria

- Advanced or metastatic solid tumor that progressed on/after standard systemic treatments
- ≥1 measurable lesion per RECIST v1.1
- ECOG PS 0–1
- Asymptomatic brain metastases are allowed

Key Exclusion Criteria

- Prior treatment with B7-H3 therapy
- Prior treatment with TOP1 ADC

Phase 1: Dose escalation (complete)



"3+3"
+ backfill
12 mg/kg Q3W
10.5 mg/kg Q3W
9 mg/kg Q3W
6 mg/kg Q3W
3 mg/kg Q3W

BNT324/DB-1311 IV Q3W
Until disease progression/unacceptable toxicity

Phase 2: Dose optimization/expansion (ongoing). 6 or 9 mg/kg Q3W

Dose optimization

Cohort 1	SCLC
Cohort 2	NSCLC
Cohort 4	CRPC
Cohort 14	PROC
Cohort 9	HNSCC
Cohort 13	HNSCC



R
9 mg/kg IV Q3W
6 mg/kg IV Q3W

Dose expansion

Cohort 3	ESCC
Cohort 5	Melanoma
Cohort 6	HCC
Cohort 7	Cervical cancer
Cohort 8	Other solid tumors
Cohort 10	Rare tumors
Cohort 11	Post Lu-177 CRPC
Cohort 12	Taxane-naïve CRPC
Cohort 15	DDI Cohort

Key Endpoints

Primary: DLT/MTD (Phase 1), safety and ORR (Phase 2)
Secondary: DCR, DOR, PFS, OS, and B7-H3 expression

.An intermediate dose of 10.5 mg/kg was evaluated after 2 DLTs occurred with 12 mg/kg.
1. Partnered with DualityBio; Cheng Y et al. ESMO Asia 2024 #570 NCT05914116

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BIONTECH

Early Signs Of Encouraging Activity With BNT324/DB-13111 in NSCLC 1. Partnered with DualityBio; EGFRm EGFRm NSCLC (n=14) ORR: 3 (21.4%) 60 40 –20 0 –40 –60 –80 20 Data cut-off: 27-Sep-2024 Non-squamous NSCLC Squamous NSCLC 78 Non-squamous NSCLC (n=41) Squamous NSCLC (n=25) ORR, n (%) [95% CI] 9 (22.0) [10.6, 37.6] 4 (16.0) [4.5, 36.1] Confirmed ORR, n (%) 5 (12.2) 0 Pending confirmation, n 3 4 DCR, n (%) [95% CI] 33 (80.5) [65.1, 91.2] 15 (60.0) [38.7, 78.9] 3-month PFS rate, % 74.5 50.5 B e s t c h a n g e f ro m b a s e li n e ( % ) Cheng Y et al. ESMO Asia 2024 57O.

SCLC 6 mg/kg (n=33) SCLC 9 mg/kg (n=34) ORR, n (%) [95% CI] 18 (54.5) [36.4, 71.9] 20 (58.8) [40.7, 75.4] Confirmed ORR, n (%) 9 (27.3) 12 (35.3) Pending confirmation, n 6 4 DCR, n (%) [95% CI] 29 (87.9) [71.8, 96.6] 31 (91.2) [76.3, 98.1] 3-month PFS rate, % 67.4 79.3 Prior IO + no prior TOP1i n=15 n=27 ORR, n (%) 7 (46.7) 19 (70.4) Confirmed ORR, n (%) 3 (20.0) 11 (40.7) Pending confirmation 3 4 Encouraging Antitumor Activity BNT324/DB-13111 in SCLC 1, Partnered with DualityBio; Cheng Y et al. ESMO Asia 2024 57O. SCLC 6 mg/kg (n=33) SCLC 9 mg/kg (n=34) C h a n g e f ro m b a s e li n e ( % ) 100 80 60 40 20 0 –20 –40 –60 –80 –100 Weeks Weeks 0 6 12 18 24 30 36 420 6 12 18 24 30 36 42 100 80 60 40 20 0 –20 –40 –60 –80 –100 PR SD PDPrior IO + no prior TOP1i Data cut-off: 27-Sep-2024 79 Higher ORR with 9 mg/kg in patients who received prior IO but no prior TOP1i (79% of the patients) Program Name: P:\01_OngoingProjects\C_244_ONC_DB_1311_O_1001_SA\24EOP2OCT\Programs\TFL\Original\f_14_2_2_1.sas, Creation Date and Time: 19NOV2024 16:26 SCLC = small cell lung cancer. Weeks = (Date of tumor scan - first dose date + 1)/7. Footnote: Efficacy Analysis Set Figure 14.2.2.1.p12.eas.s1 Spider Plot for Percentage Change from Baseline on Sum of Target Lesion Diameter for SCLC (Dose Escalation + Expansion Part) 9 mg/kg Q3W, N=34 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 Weeks -100 -80 -60 -40 -20 0 20 40 60 80 100 P e r c e n t a g e C h a n g e f r o m B a s e l i n e ( % ) PDSDPRResponse: prior IO and no prior TOP1i 6 mg/kg Q3W, N=33 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 Weeks -100 -80 -60 -40 -20 0 20 40 60 80 100 P e r c e n t a g e C h a n g e f r o m B a s e l i n e ( % ) prior IO and no prior TOP1i Program Name: P:\01_OngoingProjects\C_244_ON DB_1311 O_100 _SA\24EOP2OCT\Programs\TFL\Original\f_14_2_2_1.sas, Creation Date and Tim : 19NOV2024 16: 6 SCLC = small cell ung cancer. Weeks = (Date of tumor scan - first dose date + 1)/7. Footnote: Efficacy Analysis Set Figure 14.2.2.1.p1 eas s Spider Plot for Percentag Change from Baseline on Sum of Target Lesion Diameter for SCLC (Dose Escalation + Expansion Part) 9 mg/kg Q3W, N=34 0 3 6 9 12 15 18 2 24 27 30 33 36 39 42 45 Weeks -100 -80 -60 -40 -20 0 20 40 60 80 100 P e r c e n t a g e C h a n g e f r o m B a s e l i n e ( % ) PDSDPRResponse: prior IO and no p ior TOP1i 6 mg/kg Q3W, N=33 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 Weeks -100 -80 -60 -40 -20 0 20 40 60 80 100 P e r c e n t a g e C h a n g e f r o m B a s e l i n e ( % ) prior IO and no prior TOP1i

BNT324/DB-13111 Safety Profile 80 1. Partnered with DualityBio; *Includes 3 mg/kg (n=4), 10.5 mg/kg (n=4), and 12 mg/kg (n=6). The overall population includes patients with other tumors such as SCLC, NSCLC, ESCC, melanoma, HCC, cervical cancer, and HNSCC. †TRAEs leading to death: pneumonitis/respiratory failure in a patient receiving 10.5 mg/kg and encephalopathy in a patient receiving 9 mg/kg; Parsonson A et al. ASCO 2025 5015. n (%) Overall* (n=465) 6 mg/kg (n=119) 9 mg/kg (n=332) Any TRAE 429 (92.3) 110 (92.4) 306 (92.2) Grade ≥3 TRAE 220 (47.3) 34 (28.6) 178 (53.6) TRAE leading to: Dose reduction 71 (15.3) 6 (5.0) 59 (17.8) Interruption 100 (21.5) 16 (13.4) 81 (24.4) Discontinuation 30 (6.5) 6 (5.0) 22 (6.6) TRAE leading to death† 2 (0.4) 0 1 (0.3) More Grade ≥3 TRAEs with 9 mg/kg, but similarly low rate of TRAEs leading to discontinuation Gastrointestinal and hematological events, primarily Grade 1–2, were the most common TRAEs Hematological TRAEs occurred more frequently with 9 mg/kg than with 6 mg/kg  48.5 43.7 49.7 22.0 40.4 27.7 24.1 13.9 32.5 0 10 20 30 40 50 60 70 80 90 100 50,4 36,1 29,4 12,6 26,1 27,7 18,5 10,1 15,1 0 10 20 30 40 50 60 70 80 90 100 Nausea Anemia Neutrophil count ↓ Fatigue WBC count ↓ Decreased appetite Vomiting Diarrhea Platelet count ↓ 1.7 4.2 5.9 3.4 2.5 1.7 2.5 11.4 1.2 2.7 18.4 3.3 2.4 27.1 9.9 3.0 1–2 3–4 Grade 1–2 3–4 Grade ILDs/pneumonitis reported in 5 patients receiving 6 mg/kg and 15 receiving 9 mg/kg, all Grade 1–2 except 2 Grade 3 events in two patients receiving 9 mg/kg. Overall Population Patients (%) Patients (%) 6 mg/kg (n=119) 9 mg/kg (n=332) Data cut-off: 04-Mar-2025 Parsonson A et al. ASCO 2025 5015

Evaluating BNT324/DB-1311[1] in Combination with Pumitamig[2] in Patients With Advanced Lung Cancer

Two-part study to evaluate efficacy and safety of a combination therapy with BNT324/DB-1311 and pumitamig in patients with advanced lung cancer

Key Inclusion Criteria

- Histologically or cytologically confirmed unresectable adv./met. SCLC or NSCLC
- Measurable disease (RECIST v1.1)
- ECOG PS 0–1
- Eligible regardless of PD-L1 status

Part 1: Dose escalation (BOIN Design)



Pumitamig dose level (mg/kg)
DL0-1:
DL1-1:
DL2-1:
DL0-0:
DL1-0:
DL2-0:
BNT324/DB-1311 dose level (mg/kg)

Part 2: Dose optimization and signal-seeking

Cohort	Indication	
Dose optimization cohorts		
DO1	1L nsq NSCLC AGA−	R 1:1 → RP2D / RP2D-1
DO2	2L+ SCLC (post-chemo ± IO)	R 1:1 → RP2D / RP2D-1
Signal-seeking cohorts		
3	2L+ nsq NSCLC AGA− (post-chemo ± IO)	→ RP2D from Part 1
4	1L sq NSCLC AGA−	→ RP2D from Part 1
5	2L+ sq NSCLC AGA− (post-chemo ± IO)	→ RP2D from Part 1
6	2L+ nsq NSCLC AGA+ (post-TKI)	→ RP2D from Part 1
7	1L ES-SCLC	→ RP2D from Part 1

Key Endpoints

Primary: Safety (Part 1 and Part 2 Cohorts 1 and 2), ORR (Part 2, all cohorts)

Secondary: PFS, OS (Part 2 all cohorts), ORR (Part 1), safety (Part 2, Cohorts 3–7)

Partnered with: 1. Duality Bio; 2. Bristol Myers Squibb; NCT06892548

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Our Diverse Lung Cancer Pipeline



Targeted therapies
BNT324/ DB-1311[2]
Anti-B7H3 ADC
BNT326/ YL202[3]
Anti-HER3 ADC
BNT325/ DB-1305[2]
Anti-TROP2 ADC
Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies
Immunomodulators
Pumitamig[4]
Anti-PD-L1/ Anti-VEGF
Gotistobart[5]
Anti-CTLA-4
mRNA cancer immunotherapy
FixVAC
Off-the-shelf mRNA
BNT116

1. Synergistic potential; Partnered with 2 DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. OncoC4.

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Evaluating BNT326/YL202[1] in Patients with Advanced NSCLC and BC

Key Inclusion Criteria

Inclusion NSCLC

- Locally advanced/ metastatic disease
- EGFR-activating mutation (exon 19 deletion or L858R)
- Previous treatment with 3rd generation EGFR TKI, platinum-based CTx, and anti-PD-L1 antibody (US patients)
- ECOG PS of 0 to 2

Inclusion BC

- Unresectable, locally advanced or metastatic disease
- HR+ and HER2- (IHC 0, 1+, 2+/ISH–)
- Previous treatment with endocrine therapy combined with CDK4/6 inhibitor and 1–2 lines of CTx
- ECOG PS of 0 to 2

Dose escalation (n=80):

A BOIN dose escalation scheme was used for escalation/ de-escalation decisions, followed by cohort backfill at selected doses.



DL1
DL2
DL3
DL4
DL5
DL6
DL7

Key Endpoints

Primary: Safety and tolerability, MTD
Secondary: Tumor activity

BNT326/YL202[1]



Target: HER3
Payload: topo I inhibitor
DAR = 8

1. Partnered with MediLink.

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BNT326/YL2021: Encouraging Activity and Near-Complete Disease Control in Patients with Advanced Disease 84 1. Partnered with MediLink. * One patient had non measurable target lesions at PD due to obstructive atelectasis induced by PD in non-target lesions and is therefore not presented in plot. ** CR occurred in patient with target lesion as lymph node that shrank to less than 10 mm. ***26.9% of patients had response confirmed on a subsequent scan; NCT05653752. FIH Phase 1 study: Clinical activity, best percent change from baseline in target lesion size (n=51*) Cheng, Y. et al. ASCO 2024 #3034. B e s t % c h a n g e i n s u m o f d ia m e te rs o f ta rg e t le s io n s f ro m b a s e li n e 30 20 10 0 -20 -30 -40 -50 -60 -70 -90 -80 -100 0.5 mg/kg (n=3) 1.0 mg/kg (n=4) 2.0 mg/kg (n=7) 3.0 mg/kg (n=10) 4.0 mg/kg (n=18) 4.5 mg/kg (n=10) 5.5 mg/kg (n=3) Overall (n=52) ORR (CR/PR) % (95%CI) 33.3 (0.8, 90.6) 0.0 (0.0, 70.8) 42.9 (9.9, 81.6) 60.0 (26.2, 87.8) 37.5 (15.2, 64.6) 50.0 (18.7, 81.3) 33.3 (0.8, 90.6) 42.3*** (28.7, 56.8) DCR (CR/PR/SD) % (95%CI) 66.7 (9.4, 99.2) 100 (29.2, 100) 100 (59.0, 100) 100 (69.2, 100) 93.8 (69.8, 99.8) 92.3 (79.1, 98.4) 100 (75.3, 100) 94.2 (84.1, 98.8) -10 4.0 mg/kg 2.0 mg/kg 1.0 mg/kg 0.5 mg/kg 4.5 mg/kg 5.5 mg/kg SD PR CR ** 1 PD3.0 mg/kg Data Cut-Off: April 16, 2024

Broad Phase 2 Study to Evaluate BNT326/YL202[1] as a Monotherapy in Various Cancers

Phase 2 trial enrolling patients in China across NSCLC/BC/HNSCC and more

Key Inclusion Criteria

- Pretreated advanced or metastatic solid tumors
- ECOG PS 0-1
- Naïve to HER3-therapy

Phase 2 dose expansion cohorts

DL1 / DL2 / DL3

- 2L EGFRm NSCLC chemo naïve
- 3L+ EGFRm NSCLC post TKI & chemo
- SQ NSCLC
- NSQ NSCLC
- 2L HR+, HER2- BC post CDK4/6i
- 2L+ HNSCC

Key Endpoints

Primary: ORR & RP2D
Secondary: PFS, OS, safety

1. Partnered with MediLink, NCT06107686

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Evaluating BNT326/YL202[1] in Combination with Pumitamig[2] in Patients with Advanced Non-Small Cell Lung Cancer

600+ patients have been treated with BNT326/YL202; being also evaluated in combination with pumitamig in NSCLC across histologies, treatment lines

Key Inclusion Criteria

- Advanced squamous or non-squamous (all cohorts) NSCLC
- Measurable disease defined by RECIST 1.1
- ECOG PS ≤ 1

Part 1: Dose expansion

2L+, sq or non-sq NSCLC, AGA-neg/pos., any PD-L1

- BNT326/YL202 (DL1) + pumitamig IV
- BNT326/YL202 (DL2) + pumitamig IV
- Optional: BNT326/YL202 (DL3) + pumitamig IV

Part 2a: Dose expansion

Cohort A: 2L+, sq or non-sq NSCLC, AGA-neg/pos., any PD-L1

R
- Arm 1: BNT326/YL202 (DL1) + pumitamig,
- Arm 2: BNT326/YL202 (DL2) + pumitamig

Cohort B: 1L, sq or non-sq NSCLC, AGA-neg, any PD-L1 (n = 40-80)

R
- Arm 1: BNT326/YL202 (DL1) + pumitamig
- Arm 2: BNT326/YL202 (DL2) + pumitamig

Part 2b: Dose optimization and contribution of components

Cohort C: 2L+, sq or non-sq NSCLC, AGA-negative or EGFR-activating mutation, any PD-L1., any PD-L1

R 1:1:1
- Arm 1: BNT326/YL202 + pumitamig, DL1
- Arm 2: BNT326/YL202 + pumitamig, DL2
- Arm 3 – Monotherapy: BNT326/YL202, DL1 or DL2

Cohort D1: 1L, sq or non-sq NSCLC, AGA-negative PD-L1 ≥50%

R 1:1:1
- Arm 1: BNT326/YL202 (DL2) + pumitamig
- Arm 2 - SOC: pembrolizumab
- Arm 3 – Monotherapy: pumitamig

Cohort D2: 1L+, sq or non-sq NSCLC, AGA-negative PD-L1 <50%

R 1:1
- Arm 1: BNT326/YL202 (DL2) + pumitamig
- Arm 2 - SOC: pembrolizumab + CTx

Key Endpoints

	Part 1	Part 2a	Part 2b
Primary:	Safety	ORR and safety	ORR
Secondary:			PFS, OS

Partnered with: 1. MediLink; 2. Bristol Myers Squibb; (BNT326-02, NCT07111520)

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Our Diverse Lung Cancer Pipeline



Targeted therapies
BNT324/ DB-1311²
Anti-B7H3 ADC
BNT326/ YL202³
Anti-HER3 ADC
BNT325/ DB-1305²
Anti-TROP2 ADC
Immunomodulators
Synergy¹
Synergy¹
Space for curative approaches
Targeted therapies
Synergy¹
mRNA cancer immunotherapies
Immunomodulators
Pumitamig⁴
Anti-PD-L1/ Anti-VEGF
Gotistobart⁵
Anti-CTLA-4
mRNA cancer immunotherapy
FixVAC
Off-the-shelf mRNA
BNT116

1. Synergistic potential; Partnered with 2 DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. OncoC4.

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Induced T cell response (ex vivo ELISpot) De novo and vaccine-expanded T- cell responses were observed across patients Atmaca A, et. al. SITC 2024 P 1486 BNT1161-Induced T-Cell Responses Have Been Observed in NSCLC 88 Vaccine induced CD4+ and CD8+ T-cell responses observed consistently Öven BB, et. al. AACR 2024 CT051 No response (ex vivo ELISpot) BOR CD4+ CD8+ CD4+ CD8+ CD4+ CD8+ CD4+ CD8+ CD4+ CD8+ CD4+ CD8+ 03-016 SD 03-013 PR 03-018 PR Inv. Best vaccine response per patient, cell type and target, measured by IFNγ ELISpot post-IVS Patient CLDN6 KK-LC-1 MAGE-A3 MAGE-A4 MAGE-C1 PRAME De novo response Amplified response No vaccine response No data 2 patients 3 patients De novo response Stable response No vaccine response No data Ex vivo 8% 8% 25% 59% 1 1 3 7 De novo response Stable response No vaccine response Post-IVS17% 17% 44% 22% 3 3 8 4 Amplified response Stable responseSummary of vaccine responses measured post-IVS by IFNγ ELISpot and response per RECISTv1.1 1. In collaboration with Regeneron; NCT05142189 > 90% of NSCLC patients express ≥ 1 TAA > 60% of NSCLC patients express ≥ 2 TAA

Broad Evaluation of FixVac mRNA Immunotherapy in Combination with ADCs and Immunomodulators in Lung Cancer 1. In collaboration with Regeneron; Partnered with: 2. DualityBio; 3. OncoC4; 4. MediLink; 5. Bristol Myers Squibb; NCT05142189. Cohort 1, n=30 BNT116 + cemiplimab (frail patients) Frail patients not eligible for 1L chemotherapy; PD-L1 TPS≥ 1% BNT116 monotherapy Optional: cemiplimab add-on from cycle 3 onwards (if eligible) BNT116 + cemiplimab PD-L1 TPS≥ 50%, after prior 1L/adj PD-1/PD-L1 inhibitor BNT116 + docetaxel After prior platinum-based therapy and PD-1 inhibitor (if eligible) BNT116 + cemiplimab (after concurrent CRT) Unresectable Stage III NSCLC after chemoradiotherapy BNT116 + cemiplimab + carboplatin + paclitaxel (neoadjuvant) > surgery > BNT116 + cemiplimab (adjuvant) Resectable Stage II and III NSCLC eligible for neoadj. treatment BNT116 + gotistobart3 After prior platinum-based chemotherapy and PD-1i (if eligible) BNT116 + BNT324/DB-13112 (B7H3 ADC) After prior platinum-based chemotherapy and PD-1i (if eligible) BNT116 + BNT326/YL2024 (HER3 ADC) After prior platinum-based chemotherapy and PD-1i (if eligible) Deme D et al. Atmaca A et al. Öven BB et al. Dziadziuszko R et al. Atmaca A et al. BNT116 + pumitamig5 (frail patients) Frail patients not eligible for 1L chemotherapy BNT116 + pumitamig5 (after concurrent CRT) Unresectable Stage III NSCLC after chemoradiotherapy n= 280 Cohort 2, n=20 Cohort 3, n=20 Cohort 4, n=20 Cohort 5, n=20 Cohort 6, n=20 Cohort 7, n=30 Cohort 8, n=30 Cohort 9, n=30 Cohort 10, n=30 Cohort 11, n=30 • Patients with resected PDAC • No prior systemic anti- cancer treatment for PDAC • No evidence of disease after surgery Key Inclusion Criteria • Histologically confirmed NSCLC • Cohort 1–4, 7–9, 11: unresectable Stage III or meta tatic IV • Cohort 5, 11: unresectable Stage III • Cohort 6: resectable Stage II or III • Cohort 2, 4–6, 10, 11: must tolerate anti-PD-1 therapy • Cohort 2, 3, 6, 7–9: ECOG PS ≤1 • Cohort 1, 4, 5, 10, 11: ECOG PS 0-2 Key Endpoints Primary: Safety Secondary: ORR, DoR, DCR, PFS, OS 89

BNT116 Has Shown Clinical Activity as Single Agent & in Combination with Chemo or Anti-PD-1 in Advanced NSCLC in Phase 1 Trial[1]

BNT116 monotherapy plus cemiplimab add-on from cycle 3
Deme et al. SITC 2023

Progression after PD-(L)1 therapy, platinum-based chemotherapy, and one other systemic therapy



Change of target lesions from baseline (%)
40
20
0
-20
-40
-60
-80
-100
+20
-30
0 7 14 21 28 35 42 49 56 63 70 77 84 91 98 105 112 119 126
Weeks since treatment initiation
BOR
PR SD PD
Status
On treatment Death
Overall response
PR SD PD NA

Combination therapy with BNT116 plus cemiplimab is active with DCR of 45% in heavily pre-treated lung cancer patients

BNT116 plus docetaxel
Öven et al. AACR 2024

Progression after PD-(L)1 therapy and platinum-based chemotherapy



Change of target lesions from baseline (%)
80
60
40
20
0
-20
-40
-60
-80
-100
+20
-30
0 7 14 21 28 35 42 49 56 63 70 77
Weeks since treatment initiation
BOR
PR SD PD
Status
On treatment Death
Overall response
PR SD PD NA

Combination therapy with BNT116 plus docetaxel is active with ORR of 30%, DCR of 85% and mPFS of 4.4 months

BNT116 plus cemiplimab
Atmaca et al. SITC 2024

NSCLC with PD-(L)1 TPS ≥50% that progressed after PD-(L)1 therapy as first-line or adjuvant therapy



Change of target lesions from baseline (%)
80
60
40
20
0
-20
-40
-60
-80
-100
+20
-30
0 7 14 21 28 35 42 49 56 63 70 77 84 91
Weeks since treatment initiation
BOR
PR SD PD
Status
On treatment Death
Overall response
PR SD PD NA NE

Combination therapy with BNT116 plus cemiplimab is active with DCR of 80% and mPFS of 5.5 months

1. In collaboration with Regeneron; NCT05142189.

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BNT116 plus cemiplimab in frail patients Dziadziuszko et al. AACR 2025 BNT116 plus cemiplimab as consolidation treatment Atmaca et al. WCLC 2025 BNT116 Has Shown Clinical Activity in Combination with Anti-PD-1 in Advanced NSCLC in Phase 1 Trial1 91 1. In collaboration with Regeneron; NCT05142189 Frail patients unfit for 1L chemotherapy with TPS ≥1% advanced NSCLC Combination therapy with BNT116 plus cemiplimab is active in frail patients with advanced NSCLC with ORR of 45%, DCR of 75% and mPFS of 9.9 months Combination therapy with BNT116 plus cemiplimab indicated encouraging clinical activity with 12-month OS rate of 95% Weeks since treatment initiation C h a n g e o f ta rg e t le s io n s fr o m b a s e li n e ( % ) Duration on trial (weeks) 4 12 20 24 28 32 36 44 48 60 648 5216 40 56  Duration of BNT116  Duration of cemiplimab  Non-PD  PD  Not evaluable ◆ BOR = Non-PD ◆ BOR = PD  End of treatment × Death → On-treatment  PD-L1 TPS ≥ 50%  PD-L1 TPS < 50% BOR Status Overall response ▬ PR ▬ SD ▬ PD ► On treatment  Death PR  SD  PD ▲NA Advanced NSCLC patients after concurrent chemoradiotherapy

Ongoing and Next Steps | Thoracic Cancer

Establishing pumitamig as a potential **frontline treatment for lung cancer**

ROSETTA Lung-01[1]

Pumitamig + chemotherapy in 1L ES-SCLC

ROSETTA Lung-02[1]

Pumitamig + chemotherapy in 1L NSCLC

Exploring novel combinations to identify **potential future standards-of-care**

PRESERVE-003[2]

Gotistobart[2] in 2L+ sqNSCLC

Part 1 non-pivotal data to be presented at IASLC-NACLC on December 6, 2025

Providing new options for **IO experienced sqNSCLC**

Pumitamig[1]/ FixVac + ADCs

in metastatic disease

Pumitamig[1] + FixVac

in early disease

Novel combination data to be presented in 2026

Partnered with: 1. Bristol Myers Squibb; 2. OncoC4.

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Coffee Break 15 minutes

Breast Cancer

Our Diverse Breast Cancer Pipeline

Targeted therapies

- BNT325/ DB-1305[2] – Anti-TROP2 ADC
- Trastuzumab pamirtecan[2] – Anti-HER2 ADC
- BNT326/ YL202[3] – Anti-HER3 ADC



Immunomodulators
Synergy1
Synergy1
Space for curative approaches
Targeted therapies
Synergy1
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig[4] – Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb.

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BioNTech's Currently Ongoing Trials* in Breast Cancer

Registrational trials in metastatic breast cancer

- Pumitamig[1] aiming to improve on SoC in 1L TNBC CPS<10, (historically insensitive to PD-(L)1)
- Trastuzumab pamirtecan mono Ph1/2 data informed pivotal trial in HER2 low BC enabling first potential BNT approval in BC

PoC trials with ADC mono and novel combinations to inform future registrational trials

- Emerging data from multiple BNT ADCs in breast cancer informed pumitamig + ADC PoC trials
- Parallelly exploring multiple combinations to inform the right combination for the right patient segment & accelerate registrational trial



1L metastatic
2L+ metastatic
TNBC
HR+ HER2 low
HER2+ BC
Pumitamig1 + chemo
ROSETTA Breast-01 (CPS<10)
Pumitamig1 + chemo
China Phase 3 (all-comers)
Pumitamig1 + ADCs
T-Pam2, BNT325/DB-13052, BNT326/YL2023
ADC monos
BNT325/ DB-13052, BNT326/ YL2023
Trastuzumab pamirtecan2
DYNASTY-Breast02
Pumitamig1 + ADC
T-Pam2
ADC mono
T-Pam2
Trastuzumab pamirtecan2
DYNASTY-Breast01

Next generation IO | Targeted therapy | mRNA immunotherapy | — Registrational trials | --- Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink *As of November 2025

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Treatment outcomes vary based on PD-L1 levels in 1L TNBC TNBC Patients Face Poor Outcomes Due to Limited Therapeutic Options 97 1. Incidence from SEER (US); Zentrum für Krebsregisterdaten (DE); Globocan (ES); Sante Publique (FR); AIOM (IT); Cancer Research UK 2. CancerMPact® 2024 Treatment Architecture EU5 and US 3. Danziger N, et al, Oncologist, 2023 Apr 6;28(4):319-326. 4. Cortes, J, et al. N. Engl. J. Med. 2022, 387, 217–226. 6% 2% 11% 9% 14% 13% 36% 37% 33% 39% US EU5 BC staging distribution2 PD-L1 CPS < 10 (~ 55%)3,4 PD-L1 CPS > 10 (~ 45%)3,4 mOS Chemo: 15.0 mos (KN-355) 4 Pembro + chemo: 23.0 mos (KN-355) 4 4-year OS Chemo: ~ 15 – 20% (KN-355) 4 Pembro + chemo: ~ 25 – 30% (KN-355) 4 5-year survival Stage IV2 ~65k2030 U.S., EU4, U.K. TNBC incidence1 10% Stage II Stage III Stage IV Stage I Stage 0

98 Patient Population ITT2 PD-L1 CPS<1 PD-L1 1≤CPS<10 PD-L1 CPS≥10 N 42 13 16 9 cORR (%) 73.8 76.9 56.3 100.0 DCR (%) 95.2 100.0 93.8 100.0 mPFS (months) 13.5 18.1 14.0 10.8 18-mo OS rate % 69.7 76.9 64.6 55.6 Congress SABCS 2024 Novel Combinations Being Evaluated in ParallelManageable Safety ProfileClinical Benefit Irrespective of PD-L1 Status Jiong Wu et al. SABCS 2024 PS3-08 Pumitamig1 in 1L Triple Negative Breast Cancer 1. Partnered with Bristol Myers Squibb; 2. This benchmarking is not based on head-to-head trials between BioNTech’s investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution; 3. Cortes, J, et al., New England Journal of Medicine, 2022; *NCT05918133 0 2 4 6 8 10 12 14 16 18 20 22 24 Follow-up time (months) P ro b a b il it y o f O S 1.0 0.8 0.6 0.4 0.2 0.0 50% + ITT CPS < 1 1  CPS  10 CPS  10 Censored Phase 1/2 Study*: Interim overall survival (pumitamig + nab-paclitaxel) Benchmark data2 1L TNBC Regimen ORR mPFS mOS Study Chemo (CPS <10) 35% 5.6 mo 15.2 mo KN-3553 Pembro + Chemo (CPS ≥ 10) 53% 9.7 mo 23.0 mo

Pumitamig[1] Global Phase 2 in Combination with Chemotherapy for 1L/2L Triple Negative Breast Cancer

Trial enrolling heterogenous population across 1L/2L, IO naïve and experienced

Key Inclusion Criteria

- Histologically confirmed, la/ mTNBC
- 1L or 2L
- If recurrent, stage I-III BC, at least 6 months has elapsed between completion of treatment with curative intent
- ECOG PS 0,1



1:1
n=40
Arm 1
Pumitamig dose level 1+ taxane A
Arm 2
Pumitamig dose level 2+ taxane A
Selected dose from cohort 1 will be used in cohort 2
Investigator choice
Arm 1
Pumitamig + taxane B
Arm 2
Pumitamig + anti-metabolite + alkylating agent

Key Endpoints

Primary: ORR per RECIST v1.1 and safety according to NCI-CTCAE v5.0

Data expected at SABCS 2025

1. Partnered with Bristol Myers Squibb 2. Cortes, J, et al. N. Engl. J. Med. 2022; BNT327-02: NCT06449222.

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BIONTECH

Phase 3 Study of Pumitamig[1] in Combination with Chemotherapy in PD-L1 negative TNBC

ROSETTA BREAST-01

Phase 3, multi-site, randomized, double-blind trial of pumitamig in combination with chemotherapy versus placebo with chemotherapy in previously untreated locally recurrent inoperable or metastatic PD-L1 negative TNBC

Key Inclusion Criteria

- Locally recurrent inoperable or metastatic TNBC
- Ineligible for PD-(L)1 + chemo per their tumor PD-L1 expression status
- No prior systemic therapy for TNBC in the advanced setting

n=558
R 1:1

- **Pumitamig** + chemotherapy of physician's choice
- **Placebo** + chemotherapy of physician's choice

Key Endpoints

Primary: PFS (BICR) and OS

Benchmark Comparator Data for 1L TNBC (CPS <10)

Regimen	ORR	mPFS	mOS	Benchmark study
Chemotherapy	35%	5.6 mo	15.2 mo	KEYNOTE-355[2]

1. Partnered with Bristol Myers Squibb; 2. Cortes, J, et al. N. Engl. J. Med. 2022; NCT07173751.

100

BIONTECH

Our Diverse Breast Cancer Pipeline



Targeted therapies
BNT325/
DB-1305[2]
Trastuzumab
pamirtecan[2]
Anti-TROP2
ADC
Anti-HER2
ADC
BNT326/
YL202[3]
Anti-HER3
ADC
Immunomodulators
Synergy[1]
Synergy[1]
Space for
curative
approaches
Targeted
therapies
Synergy[1]
mRNA cancer
immunotherapies
Immunomodulators
Pumitamig[4]
Anti-PD-L1/
Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb.

101

BIONTECH

Evaluating T-Pam[1] in Patients With Advanced HER2-Expressing Solid Tumors

Key Inclusion Criteria

- Pretreated advanced or metastatic solid tumors
- HER2-positive or HER2-expressing cancers
- Previous systemic therapies
- ECOG PS 0-1

Part 1: **Dose escalation** (n=88 patients)

HER2 IHC 3+, IHC 2+, IHC 1+ or ISH+, or HER2 amplification and mutation by NGS)

12.0 mg/kg

10.0 mg/kg

8.0 mg/kg

7.0 mg/kg

6.0 mg/kg

4.4 mg/kg

2.2 mg/kg

RP2D/ MTD

(RP2D=8 mg/kg)

Part 1: **Dose escalation** (n=88 patients)

Trastuzumab-treated HER2+ (IHC3+, IHC2+/ISH positive) gastric or GEJ adenocarcinoma, esophageal carcinoma and CRC

- Both HER2 overexpression and HER2 low (IHC3+,2+,1+ or ISH positive) endometrial carcinoma
- HR+/HER2 Low (IHC2+ /ISH negative, or IHC1+) breast cancer
- HER2+ (IHC3+, IHC2+/ISH positive) breast cancer
- NSCLC with activating HER2 mutation
- HER2+ or HR+/HER2-low breast cancer with treatment failure of trastuzumab deruxtecan (HER2+ BC; HR+/HER2-low BC)

Key Endpoints

Safety, tolerability, pharmacokinetic, preliminary anti-tumor activity at the selected MTD/RP2D

1. Partnered with DualityBio; NCT05150691..

102

BIONTECH

Trastuzumab-Pamirtecan[1] Demonstrates Encouraging Antitumor Activity in HER2-Expressing Patients

Phase 1/2a*: Clinical Efficacy

Moore K. et al. ASCO 2023 #3023.

Anti-tumor activity in heavily pretreated HER2-expressing patients

	ORR, %	DCR, %
All patients (n=52)	44.2	88.5
HER2+ breast cancer (n=26)	50.0	96.2
HER2 low breast cancer (n=13)	38.5	84.6


Best Change from Baseline (%)
100
50
0
-50
-100
GEJ BC BC CRC EsC NSCLC OC EC GC BC BC BC BC BC BC BC BC BC BC BC BC BC BC BC EC BC BC BC BC EC BC CRC CRC BC BC BC BC BC BC BC BC BC BC EsC BC BC BC BC OC BC
ISH+
ISH+
ISH+
ISH+
ISH+
ISH+
ISH+
HER2 IHC Status: 1+ 2+ 3+
Dose Level: 2.2 mg/kg 4.4 mg/kg 6 mg/kg 7 mg/kg 8 mg/kg 10 mg/kg

1. Partnered with DualityBio; *NCT05150691.

103

BIONTECH

Phase 3 Trial Design T-Pam[1] in Chemotherapy-Naïve Patients with HR+ HER2-Low Breast Cancer

Key Inclusion Criteria

- Adult participants, aged 18 years and older
- Documented advanced or metastatic HR+/HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer
- Progressed on at least 2 lines of prior ET or within 6 months of first line ET + CDK4/6 inhibitor in the metastatic setting
- No prior chemotherapy for advanced or metastatic breast cancer*
- ECOG performance status 0 or 1

n=532
R 1:1

Experimental arm:
Trastuzumab-pamirtecan
8 mg/kg IV, Q3W

Investigator's choice single agent chemotherapy
(paclitaxel or nab-paclitaxel or capecitabine)

Historical efficacy chemotherapy in BC patients:[2]
ORR = 11-36%;
mPFS = 3-8 months;
mOS = 9-16 months

Randomized patients are treated until:

- RECIST 1.1 defined disease progression or
- unacceptable toxicity or
- withdrawal of consent or
- any other criterion for discontinuation is met

Key Endpoints

Primary: PFS
Secondary: OS, ORR, safety

1. Partnered with DualityBio; 2. Twelves C. et al. Clinical Breast Cancer. 202;. NCT06018337;
* Subjects who have received chemotherapy in the neo-adj. or adj. setting are eligible, as long as they have had a disease-free interval (defined as completion of systemic chemotherapy to diagnosis of adv. or met disease) of >12 months.

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BioNTech's Currently Ongoing Trials* in Breast Cancer

Registrational trials in metastatic breast cancer

- Pumitamig[1] aiming to improve on SoC in 1L TNBC CPS<10, (historically insensitive to PD-(L)1)
- Trastuzumab pamirtecan mono Ph1/2 data informed pivotal trial in HER2 low BC enabling first potential BNT approval in BC

PoC trials with ADC mono and novel combinations to inform future registrational trials

- Emerging data from multiple BNT ADCs in breast cancer informed pumitamig + ADC PoC trials
- Parallelly exploring multiple combinations to inform the right combination for the right patient segment & accelerate registrational trial



1L metastatic
2L+ metastatic
TNBC
HR+ HER2 low
HER2+ BC
Pumitamig[1] + chemo ROSETTA Breast-01 (CPS<10)
Pumitamig[1] + chemo China Phase 3 (all-comers)
Pumitamig[1] + ADCs T-Pam[2], BNT325/DB-1305[2], BNT326/YL202[3]
ADC monos BNT325/ DB-1305[2], BNT326/ YL202[3]
Trastuzumab pamirtecan[2] DYNASTY-Breast02
Pumitamig[1] + ADC T-Pam[2]
ADC mono T-Pam[2]
Trastuzumab pamirtecan[2] DYNASTY-Breast01
Next generation IO
Targeted therapy
mRNA immunotherapy
Registrational trials
Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink *As of November 2025

105

BIONTECH

Our Diverse Breast Cancer Pipeline

Targeted therapies

- Trastuzumab pamirtecan[2] — Anti-HER2 ADC
- BNT325/ DB-1305[2] — Anti-TROP2 ADC
- BNT326/ YL202[3] — Anti-HER3 ADC


Immunomodulators
Synergy¹
Synergy¹
Space for curative approaches
Targeted therapies
Synergy¹
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig — Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink.

106

BIONTECH

T-Pam: Phase 1/2 Study of T-Pam[1] in Combination with Pumitamig[2] in Advanced Breast Cancer

Phase 1/2 trial to evaluate efficacy, safety and pharmacokinetics of T-Pam in combination with pumitamig in participants with advanced breast cancer

Key Inclusion Criteria

- HR+ HER2-low (IHC 1+ or IHC 2+/ISH–) BC
- At least one line of prior ET +/– targeted therapy
- One to three lines of prior CTx

Part 1: Dose escalation

Starting dose: T-Pam DL1 + pumitamig DL1

Pumitamig dose level ↑ / T-Pam dose level →			
DL1	T-Pam DL0 + pumitamig DL1	T-Pam DL1 + pumitamig DL1 (Starting dose)	T-Pam DL2 + pumitamig DL1
DL0	T-Pam DL0 + pumitamig DL0	T-Pam DL1 + pumitamig DL0	T-Pam DL2 + pumitamig DL0

Key Inclusion Criteria

Dose optimization cohort

Cohort 1

- HR+, HER2-low or HER2-ultralow BC
- At least one prior line of ET +/– targeted therapy
- No prior CTx for the treatment of locally advanced, unresectable or metastatic disease

Part 2: Dose optimization cohorts

R 2:2:1:1

- Arm 1 → **RP2D: T-Pam + pumitamig**
- Arm 2 → **RP2D or lower dose: T-Pam + pumitamig**
- Arm 3 → **Monotherapy: T-Pam**
- Arm 4 → **Monotherapy: pumitamig**

Exploratory cohorts

Cohort 2

- HR– or HR+, HER2-positive BC
- At least one prior line of taxane-based CTx in combination with HER2-targeted therapies

Cohort 3

- HR+, HER2-null BC after ET
- 1-3 prior lines of CTx

Cohort 4

- TNBC
- At least one prior line of therapy which may include CTx with or without an anti-PD(L)1 inhibitor

Part 2: Exploratory cohorts

→ **T-Pam + pumitamig**

Key Endpoints

	Part 1	Part 2
Primary:	Safety	ORR
Secondary:	ORR	DOR, DCR, PFS

Partnered with: 1. DualityBio; 2. Bristol Myers Squibb; NCT06827236.

107

BIONTECH

Our Diverse Breast Cancer Pipeline



Targeted therapies
BNT325/ DB-1305[2]
Trastuzumab pamirtecan[2]
Anti-TROP2 ADC
Anti-HER2 ADC
BNT326/ YL202[3]
Anti-HER3 ADC
Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies
Immunomodulators
Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink.

108

BIONTECH

Phase 2 Trials Evaluating BNT326/YL202[1] as a Monotherapy in Patients with Advanced Breast Cancer

Phase 2 trial to evaluate BNT326/YL202 in patients with advanced/metastatic breast cancer

Cohorts

Cohort A: TNBC
HER2 IHC score of 0, 1+, 2+/ISH-, estrogen receptor (ER) and progesterone receptor (PR) expression <1%

Cohort B: HR+ and HER2-null and HER2-low expression)
HR+ and HER2-null expression (HER2 no expression, HER2 ultralow expression [0 < IHC < 1+]) and HER2-low expression (IHC score of 1+, 2+/ISH-)

Cohort C: HER2-low/null BC post ADC treatment
HER2-low/null BC patients who have failed prior HER2-ADC or TROP2-ADC treatment

Global Phase 1/2 randomized, open-label, adaptive, two-part trial to evaluate BNT326/YL202 as monotherapy and in combination with pumitamig in across solid, including breast cancer

Part 1: Safety & dose expansion (Monotherapy)

- Cohort 1A: 2L+ Cutaneous melanoma
- Cohort 1B: 2L+ NSCLC
- Cohort 1C: 2L+ EGFRm NSCLC
- Cohort 1D: Rare melanoma (acral/uveal/mucosal)
- Cohort 1E: Other advanced solid tumors

Part 2: Combination therapy

Cohort 2A: 2L+ Cutaneous melanoma

Cohort 2B: HER2-negative breast cancer

- DL1: BNT326/YL202, DL1 + pumitamig, DL1 → DL2: BNT326/YL202, DL2 + pumitamig, DL1
- DL1 ↓ DL3 (optional): BNT326/YL202, DL1 + pumitamig, DL2
- DL2 ↓ DL4 (optional): BNT326/YL202, DL2 + pumitamig, DL2
- DL3 (optional) → DL4 (optional)

109
BIONTECH

Ongoing and Next Steps | Breast Cancer

Establishing pumitamig[1] as a potential **frontline treatment for TNBC**

ROSETTA Breast-01[1]

Pumitamig + chemotherapy in 1L TNBC CPS < 10

China Phase 3

Pumitamig + chemotherapy in 1L TNBC

Data expected in 2026

Evaluating novel pumitamig[1] + ADC combinations to **bring checkpoint inhibition to additional breast cancer subtypes and treatment settings**

Pumitamig[1] + ADCs

Novel combination data expected in 2026

Establishing trastuzumab pamirtecan[2] as a **backbone for HER2-expressing breast cancers**

DYNASTY Breast-02[2]

Trastuzumab pamirtecan in chemo naïve HR+, HER-2 low BC

Data expected in 2026

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio.

110

BIONTECH

Gynecologic Cancers

Our Diverse Gyn Cancer Pipeline

Targeted therapies

- BNT324/ DB-1311[2] — Anti-B7H3 ADC
- BNT325/ DB-1305[2] — Anti-TROP2 ADC
- Trastuzumab pamirtecan[2] — Anti-HER2 ADC
- BNT326/ YL202[3] — Anti-HER3 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig[4] — Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb.

112

BIONTECH

BioNTech's Currently Ongoing Trials* in Gynecologic Cancers

Registrational trials in gyn cancers

- Registrational trial with trastuzumab pamirtecan[2] in endometrial cancer

PoC trials with novel combinations to inform future registrational trials

- Pumitamig[1] demonstrated encouraging efficacy as monotherapy in gyn cancers
- Emerging ADC data informed the start of PoC trials for pumitamig[1] + ADC combinations
- Combination data will inform future registrational trials

	1L metastatic	2L+ metastatic
Cervical Cancer		Pumitamig[1]; Pumitamig[1] + ADCs; ADC monos
Platinum resistant Ovarian Cancer		Pumitamig[1]; Pumitamig[1] + ADCs; ADC monos
Endometrial Cancer		**Trastuzumab pamirtecan[2] Phase 2** HER2 expressing; **Trastuzumab pamirtecan[2] Phase 3** HER2 expressing

Next generation IO | Targeted therapy | mRNA immunotherapy | — Registrational trials | --- Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio *As of November 2025

113

BIONTECH

T-Pam1 Clinical Activity Across HER2-Expression Levels in Endometrial Cancer 114 1. Partnered with DualityBio; 2. Makker V. et al. NEJM 2022 (ITT population), NCT05150691 Phase 1/2 FIH study: Clinical Efficacy Moore K. et al. Presented at ESGO 2023. Abstract # 430 Responsea Dose Escalation Dose Expansion Total (n=17)b 7 mg/kg (n=4)b 8 mg/kg (n=4)b 8 mg/kg (n=9)b Unconfirmed ORR, n (%) 2 (50) 4 (100) 4 (44) 10 (59) Confirmed ORR, n (%) 1 (25) 3 (75) 0 4 (24) Pending confirmation ORR, n (%) 1 (25) 1 (25) 4 (44) 6 (35) Unconfirmed DCR, n (%) 4 (100) 4 (100) 8 (89) 16 (94) a By investigator. b Response-evaluable subjects, which includes subjects with ≥1 postbaseline overall response. B e s t c h a n g e f ro m b a s e li n e ( % ) ISH+ ISH+ ISH+ ISH+ ISH+ # Subject 30 0 -30 -60 -90 Dose level 7 mg/kg 8 mg/kg 1+ 2+ 3+HER2 IHC status • HER2 tumor expression of IHC 1, 2 and 3+: 31%, 41% and 25%, respectively. Clinical response observed across HER2-expression levels, including IHC 1+. • Patients received median 2 lines of prior treatment. ~60% of patients had prior IO, ~38% prior anti-HER2 antibody. Benchmark Data for 2L+ Endometrial Cancer Regimen ORR mPFS mOS Study Single-agent chemo 15% 3.8 mo 11.4 mo KEYNOTE-7752 Data cut-off: May 8, 2023

Phase 3 Trial of T-Pam[1] vs Chemotherapy in 2L+ HER2-Expressing Endometrial Cancer

Key Inclusion Criteria

- Recurrent, metastatic endometrial cancer (including HER2 1+, 2+, or 3+ score on IHC by central testing)
- At least 1 prior line of platinum-based therapy (in any setting) and prior ICI (in any setting), up to three lines of prior therapy (excluding endocrine therapies)
- Measurable disease per RECIST v1.1
- ECOG PS 0 or 1



2:1
Arm 1
n=280
Trastuzumab-pamirtecan monotherapy
Arm 2
n=140
Investigator's choice single-agent chemo
Treatment continued until
Disease progression
or
Unacceptable toxicity

Key Endpoints

Primary: PFS

Benchmark Data for 2L+ Endometrial Cancer

Regimen	ORR	mPFS	mOS	Study
Single-agent chemo	15%	3.8 mo	11.4 mo	KEYNOTE-775[2]

1. Partnered with DualityBio; 2. Makker V. et al. NEJM 2022.; NCT06340568

115

BIONTECH

Evaluating BNT325/DB-1305[1] as a Monotherapy in Platinum Resistant Ovarian Cancer

A multicohort, first-in-human Phase 1/2 trial evaluating BNT325/DB-1305[1] in patients with advanced/metastatic solid tumors unselected for TROP2 expression

Key Inclusion Criteria

- ≥18 years of age
- ≥1 measurable lesion per RECIST v1.1
- ECOG PS 0–1
- Adequate organ function
- Asymptomatic brain metastases are allowed

Key Inclusion Criteria

- Ovarian cancer, primary peritoneal cancer, or fallopian tube cancer (high-grade serous histology)
- 1–4 prior lines of systemic therapy
- PROC disease

Phase 1: Dose escalation

n=18 →

2 mg/kg up to 5 mg/kg IV, Q3W

Exposure-response (E-R) relationships for efficacy and safety were performed to support dose identification

Phase 2a: Dose optimization
Cohort 3 in 2L–5L PROC

Dose optimization started with 4 mg/kg and was changed per SMC guidance to 3.5 mg/kg after 10 patients had received 4 mg/kg

Randomization	Arms
n=20, R 1	4 mg/kg Q3W
	3 mg/kg Q3W
n=20, R 2	3.5 mg/kg Q3W
	3 mg/kg Q3W

- 58 patients with ovarian cancer received ≥1 dose of DB-1305/BNT325
- 3 mg/kg (n=30) dose identified for further expansion

Key Endpoints

Primary: ORR, safety

Secondary: DCR, DOR, PFS, OS

1. Partnered with DualityBio.

116

BIONTECH

Overall mPFS of 7.4 months Responders* (n) mDOR (months) 8 7.3 Encouraging antitumor activity in previously treated ovarian cancer BNT325/DB-13051 Shows Durable Antitumor Activity in Previously Treated Ovarian Cancer 1. Partnered with DualityBio; *BOR not included for 3 patients (3 mg/kg). In 2 mg/kg (n=2): 1 PR and 1 PD and in 5 mg/kg (n=2): 1 CR and 1 SD; *DOR in patients with confirmed response. Rubinstein et al SGO 2025 117 117 −100 60 40 20 0 −20 −40 −60 −80B e s t c h a n g e f ro m b a s e li n e ( % ) 2 mg/kg 3 mg/kg 3.5 mg/kg 4 mg/kg 5 mg/kg C h a n g e f ro m b a s e li n e ( % ) −100 60 40 0 − 20 −40 −60 −80 20 0 6 12 18 24 30 36 42 48 CR PR Weeks SD CR 100 90 70 40 30 20 10 0 80 60 50 0 2 4 6 158 10 11 12 131 3 5 7 9 14 P F S ( % ) Months Data cut-off: 15-Dec-2024 3 mg/kg 2-5 mg/kg

BNT324/DB-13111 Shows Emerging Activity in Melanoma, HCC, Cervical Cancer and HNSCC 118 1. Partnered with DualityBio; All patients received either 6 mg/kg or 9 mg/kg except for 1 patient with SCCHN who received 10.5 mg/kg. The difference between the number of patients treated and those evaluable for efficacy is due to patients still on treatment without a first post-baseline scan. Cheng Y et al. ESMO Asia 2024 57O. Data cut-off: 27-Sep-2024 CC HCC HNSCC Melanoma Treated, n 7 12 7 12 Evaluable for efficacy, n 4 12 3 11 ORR, n (%) [95% CI] 3 (75.0) [19.4, 99.4] 3 (25.0) [5.5, 57.2] 3 (100) [29.2, 100] 4 (36.4) [10.9, 69.2] Confirmed ORR, n (%) 3 (75.0) 2 (16.7) 2 (66.7) 2 (18.2) Pending confirmation, n 0 1 1 2 DCR, n (%) [95% CI] 4 (100) [39.8, 100] 11 (91.7) [61.5, 99.8] 3 (100) [29.2, 100] 9 (81.8) [48.2, 97.7] CC HCC HN SCC Melanoma B e s t c h a n g e f ro m b a s e li n e ( % ) 40 –20 0 –40 –60 –100 20 –80

Pumitamig[1] in Combination with Novel ADCs in High Unmet Need Indications

Ongoing, first-in-human Phase 1/2 trial evaluating BNT325/DB-1305[2] and pumitamig in patients with advanced/metastatic solid tumors: DB-1305-O-1001 study

Key Inclusion Criteria

- ≥18 years of age
- ≥1 measurable lesion per RECIST v1.1
- ECOG PS 0–1
- Adequate organ function
- Asymptomatic brain metastases allowed

Part 1: Dose escalation

"3+3" + backfill

DL1: BNT325/DB-1305 3 mg/kg Q3W +

DL2: BNT325/DB-1305 3.5 mg/kg Q3W +

Pumitamig 30 mg/kg Q3W

Part 2: Dose expansion (n=30)

Cohort	Indication
PM1	1-2L NSCLC AGA−
PM2	2L nsq NSCLC AGA+
PM3	1L Cervical cancer
PM4	2-4L PROC
PM5	1L TNBC

Key Endpoints

Primary: DLT, safety, ORR

Partnered with: 1. Bristol Myers Squibb; 2.Duality; NCT05438329

119

BIONTECH

Preliminary Data Combining Pumitamig1 with ADC Showed a Manageable Safety Profile with Few Overlapping Toxicities and Signs of Clinical Activity 120 Phase 1/2: Pumitamig1 combined with TROP2 ADC BNT325/DB-13052 in 2L–4L PROC Erika Hamilton et al. AACR 2025 P648 1. Partnered with: 1. Bristol Myers Squibb; 2.Duality; NCT05438329. 20% 0 –20 –40 –60 –80 –100B e s t c h a n g e f ro m b a s e li n e i n s u m o f ta rg e t le s io n d ia m e te rs ( % ) –30% 20 40 Waterfall plot for PROC from dose expansion cohort in 2-4L PROC (N=13)TRAEs occurring in ≥10% of patients receiving BNT325/DB-1305 + pumitamig1 Q3W (N=67)

Our Diverse Gyn Cancer Pipeline

Targeted therapies

- BNT324/ DB-1311[2] — Anti-B7H3 ADC
- BNT325/ DB-1305[2] — Anti-TROP2 ADC
- Trastuzumab pamirtecan[2] — Anti-HER2 ADC
- BNT326/ YL202[3] — Anti-HER3 ADC



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

- Pumitamig[4] — Anti-PD-L1/ Anti-VEGF

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb.

121

BIONTECH

Evaluating Pumitamig[1] Monotherapy in Patients with Advanced CC and PROC

Key Inclusion Criteria

- Advanced or metastatic CC (≤ 2 prior treatment lines) and PROC (≤ 1 prior treatment line after platinum resistance)
- Age 18-75 years
- ECOG PS 0-1
- Adequate organ function
- Exclude evidence of significant bleeding and coagulation disorder or other significant bleeding risk

20mg/kg Q2W
n=73

30mg/kg Q2W
n=1

20mg/kg Q3W
n=7

45mg/kg Q3W
n=6

→

CC cohort
n=48

PROC cohort
n=39

Treatment continued until

a) Disease progression

b) Intolerable toxicity

Key Endpoints

Primary:	ORR per RECIST1.1
Secondary:	DCR, PFS, safety

1. Partnered with Bristol Myers Squibb; NCT05918445

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Pumitamig1 as Monotherapy Showed Encouraging Efficacy Signals in Patients with PROC 123 1. Partnered with Bristol Myers Squibb; NCT05918445 Phase 1/2 trial: Efficacy signals PROC Wu, L. et al. ASCO 2024 #5524 PROC: N=34 | 7 PR | 16 SD | ORR of 20.6% and DCR of 67.7% mPFS was 5.5 months B e s t C h a n g e f ro m B a s e li n e ( % ) PROC C h a n g e fr o m B a s e li n e ( % ) 40 20 0 -20 -40 -60 -80 0 1 2 3 4 5 6 7 8 9 1011121314151617181920 Study Months 40 20 0 -20 -40 -60 -80 60 PROC PDSDPR On Treatment PDSDPR 0 P ro g re s s io n F re e S u rv iv a l P ro b a b il it y ( % ) 90 70 60 40 30 20 10 100 80 50 0 2 4 6 8 10 12 14 16 18 Progression Free Survival (months) Censored PROC N:34 Events:23 Median(95%CI): 5.52(1.51,8.28) 50%

Pumitamig1 as Monotherapy Showed Encouraging Efficacy Signals in Patients with CC 124 1. Partnered with Bristol Myers Squibb; *NCT05918445 Phase 1/2 trial: Efficacy signals CC Wu, L. et al. ASCO 2024 #5524 CC: N=45 | 1 CR | 18 PR | 23 SD | ORR was 42.2% and DCR 93.3% | ORR in patients with PD-L1-positive tumors was 52.4% mPFS was 8.3 months B e s t C h a n g e fr o m B a s e li n e ( % ) 80 40 20 -20 -40 -60 -80 100 60 0 -100 Cervical Cancer C h a n g e fr o m B a s e li n e ( % ) 100 0 2 4 6 8 10 12 14 16 18 20 80 60 40 20 0 -20 -40 -60 -80 -100 22 Study Months Cervical Cancer PDSDPRCR Progression Free Survival (months) On Treatment PDSDPRCR 0 P ro g re s s io n F re e S u rv iv a l P ro b a b il it y ( % ) 90 70 60 40 30 20 10 100 80 50 0 2 4 6 8 10 12 14 16 18 20 Progression Free Survival (months) Censored 50% Cervical Cancer N:45 Events:23 Median(95%CI): 8.34(5.45,15.1)

Ongoing and Next Steps | Gynecological Cancer

Establishing trastuzumab pamirtecan[2] in **HER2-expressing endometrial cancer**

Single arm registrational Phase 2

Trastuzumab pamirtecan[2] in 2L+ HER2-expressing EC

BLA submission planned for 2026

Data to be presented in 2026

Confirmatory Phase 3

Trastuzumab pamirtecan[2] in 2L+ HER2-expressing EC

Evaluating ADC monotherapy and novel pumitamig[1] + ADC combinations in **ovarian and cervical cancers**

Pumitamig[1] + ADCs

Novel combination data to be presented in 2026

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio.

125

Gastrointestinal Cancers

Our Diverse GI Cancer Pipeline

Targeted therapies

BNT324 /DB-1311[2]
Anti-B7H3 ADC

BNT326 /YL202[3]
Anti-HER3 ADC


Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

Pumitamig[4]
Anti-PD-L1/ Anti-VEGF

BNT314 /GEN1059[5]
Anti-EpCAM/ Anti-4-1BB

mRNA cancer immunotherapy

iNeST
Fully individualized immunotherapy
→ Autogene cevumeran[6]

1. Synergistic potential; Partnered with 2. DualityBio; 3. MediLink; 4. Bristol Myers Squibb; 5. Genmab; 6. Genentech, a member of the Roche Group.

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BioNTech's Currently Ongoing Trials* in GI Cancers

Registrational trials in metastatic GI cancers

- Pumitamig[1] aiming to provide IO option in CRC-MSS
- Pumitamig[1] aiming to improve upon SoC in Gastric Cancer

PoC trials with novel combinations to inform future registrational trials

- Mono data being generated in 2L+ settings with ADCs and immunomodulators
- In parallel, combination trials will start to generate indication specific data
- mRNA cancer immunotherapies being evaluated in randomized clinical trials in the adjuvant setting

	Adjuvant	1L metastatic	2L+ metastatic
CRC	Autogene Cevumeran (ctDNA+ CRC)	Pumitamig[1] + chemo (CRC - MSS) **ROSETTA CRC-203** ***Sponsored by BMS***	Mono Immuno-modulators / ADCs
CRC		Pumitamig[1] + BNT314 /GEN1059[2]	Pumitamig[1] + BNT314 /GEN1059[2]
Gastric		Pumitamig[1] + chemo **ROSETTA GASTRIC–204** ***Sponsored by BMS***	Mono ADCs BNT324/DB-1311[3], BNT326/YL202[4]
PDAC	Autogene Cevumeran + atezolizumab	Pumitamig[1] + chemo BNT327-09[1]	Mono ADCs BNT329

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. Genmab; 3. DualitiyBio; 4. MediLink.*As of November 2025

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Patients with metastatic MSS-CRC have few treatment options and require new therapeutic strategies MSS CRC: Significant Global Incidence with Unmet Need for New Therapies 129 1. Globocan – Cancer Tomorrow. 2. CancerMPact® 2024 Treatment Architecture EU5 and US. 3. André, Ann Oncol., 2024. 4. Cremolini, Lancet, 2015. 5. Venook, JAMA, 2017 ~470k 2030 U.S., EU4, U.K. CRC incidence1 7% 8% 10% 11% 37% 44% 46% 37% US EU5 dMMR / MSI-H pMMR / MSS mOS Pembro: 77.5mo (KEYNOTE-177)3 Bevacizumab / Cetuximab + chemotherapy: ~30mo4, 5 5-year OS Pembro: ~55% (KEYNOTE-177)3 Bevacizumab / Cetuximab + chemotherapy: ~15-25%4, 5 3.5%-5% of Stage IV colorectal cancer tumors are MSI-H2 CRC staging distribution2 Stage II Stage III Stage IV Stage I

Phase 2 Signal Seeking Trial of Pumitamig[1] in Combination with Chemotherapy in Colorectal Cancer

Phase 2, multicenter, open label trial to evaluate efficacy and safety of pumitamig in combination with chemotherapy in 1L MSS or MSI-L/pMMR metastatic CRC

Key Inclusion Criteria

- Histologically or cytologically confirmed metastatic colorectal cancer
- No dMMR or MSI-H
- No prior systemic anti-tumor therapy for CRC
- Measurable lesions per RECISTS v1.1
- ECOG PS 0 or 1

n=30, R 1:1:
- Pumitamig DL1 + CTx regimen 1, IV, Q2W
- Pumitamig DL2 + CTx regimen 1, IV, Q2W

n=10, R 1:1:
- Pumitamig DL1 + CTx regimen 2, IV, Q2W
- Pumitamig DL2 + CTx regimen 2, IV, Q2W

Key Endpoints

Primary: ORR, safety
Secondary: DOR, DCR, PFS, OS

1. Partnered with Bristol Myers Squibb; NCT07133750

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Phase 2/3 Study with Pumitamig[1] in Combination with Chemotherapy in Patients with CRC

ROSETTA CRC-203

Phase 2/3, randomized study to evaluate safety and efficacy of pumitamig in combination with CTx vs. Bevacizumab in combination with CTx in participants with previously untreated, unresectable, or metastatic CRC

Key Inclusion Criteria

- Unresectable metastatic MSS CRC
- No prior systemic therapy
- No actionable mutation (e.g. MSI-H, BRAF V600E mut)

Stratification Factors

Phase 2

- RAS mut, sidedness and chemotherapy
- Limit Iri to 10 pts per arm to generate safety data

Phase 3

- Chemo, sidedness and liver metastasis

Phase 2 (n=90) dose optimization/POC

R →
- **Pumitamig** DL1 + FOLFOX/FOLFIRI Q2W
- **Pumitamig** DL2 + FOLFOX/FOLFIRI Q2W
- **Bevacizumab** + FOLFOX/FOLFIRI Q2W

Phase 3 registration

R →
- **Pumitamig** + FOLFOX/FOLFIRI/CAPOX
- **Bevacizumab** + FOLFOX/FOLFIRI/CAPOX

Key Endpoints

	Phase 2	Phase 3
Primary:	ORR	PFS

Benchmark Data for 1L MSS CRC

Regimen	ORR	mPFS	mOS	Benchmark study
Bevacizumab + FOLFIRI	65%	9.7 mo	25.8 mo	TRIBE
Bevacizumab + FOLFOX	47%	9.4 mo	21.0 mo	NO16966

1. Partnered with Bristol Myers Squibb; NCT07221357

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132 ~75k 2030 U.S., EU4, U.K. gastric cancer incidence1 1.1. Globocan – Cancer Tomorrow; 2. CancerMPact® 2024 Treatment Architecture EU5 and US; 3. Janjigian, NEJM 2024; 4. Janjigian, JCO 2024 Gastric Cancer: Poor Outcomes and Restricted Therapies in Biomarker Negative Patients 15% 12% 21% 19% 26% 28% 38% 42% US EU5 Staging distribution2 HER2 positive (~15-20%) HER2 negative (~80-85%) PD-L1, CPS ≥ 1 (~80%) Pembro1 + trastuzumb2 + chemo mOS: 20.1 mo 2-year OS: 41% (KEYNOTE-811)3 Nivolumab + chemotherapy mOS: 13.8mo (CheckMate-649)4 PD-L1, CPS < 1 (~20%) Trastuzumab2 + chemo mOS: 20.4 mo (KEYNOTE-811)3 Chemotherapy mOS 12.5mo (CheckMate-649)4 High unmet need for metastatic gastric cancer patients as long-term survival outcomes are very poor and treatment options remain limited to chemotherapy in biomarker negative patients Stage II Stage III Stage IV Stage I

Phase 2/3 Study with Pumitamig[1] in Combination with Chemotherapy in 1L Gastric Cancer

ROSETTA GASTRIC-204

Phase 2/3 study of pumitamig in combination with chemotherapy to evaluate safety and efficacy in 1L Gastric Cancer

Key Inclusion Criteria

- Advanced or metastatic GC/GEJ/EAC
- No prior systemic therapy
- PD-L1 CPS ≥ 1
- HER2 negative

R

Phase 2 dose optimization/POC

- **Pumitamig** DL1 + FOLFOX
- **Pumitamig** DL2 + FOLFOX
- Nivolumab + FOLFOX

R

Phase 3 registration

- **Pumitamig +** FOLFOX or CAPOX
- Nivolumab + FOLFOX or CAPOX

Key Endpoints

	Phase 2	Phase 3
Primary:	ORR	PFS, OS

Benchmark Comparator Data for HER2-negative gastric cancer (PD-L1 CPS ≥ 1)

Benchmark regimen	ORR	mPFS	mOS	Benchmark study
Nivolumab + chemo	60%	7.5 mo	13.8 mo	CheckMate-649

1. Partnered with Bristol Myers Squibb; NCT07221149

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Evaluating BNT314/GEN1059[1] in Combination with Pumitamig[2] in Patients with Metastatic Colorectal Cancer

Phase 1/2 trial across 482 patients to evaluate combination BNT314/GEN1059 and pumitamig and chemotherapy in patients with advanced metastatic CRC

Key Inclusion Criteria

- Unresectable histologically confirmed adenocarcinoma of the colon or rectum.
- Confirmed non-microsatellite instability-high (non-MSI-H)/pMMR mCRC.
- Measurable disease defined by RECIST v1.1.
- Have ECOG 0 - 1.

Part A: Safety run-in

3L+ MSS/pMMR mCRC
BNT314/GEN1059 + Pumitamig*

- DL5: BNT314/GEN1059 + pumitamig
- A-DL4: BNT314/GEN1059 + pumitamig
- A-DL3: BNT314/GEN1059 pumitamig
- A-DL2: BNT314/GEN1059 + pumitamig
- A-DL1: BNT314/GEN1059 + pumitamig

Part B: Dose optimization

2L MSS/pMMR mCRC

R
- **B1-DL1:** BNT314/GEN1059 + pumitamig + chemotherapy
- **B2-DL2:** BNT314/GEN1059 + pumitamig + chemotherapy

1L MSS/pMMR mCRC

R
- **B3-DL1:** BNT314/GEN1059 + pumitamig + chemotherapy
- **B4-DL2:** BNT314/GEN1059 + pumitamig + chemotherapy

Part C: Phase 2

2L MSS/pMMR mCRC

R
- C-TA1: BNT314/GEN1059 + pumitamig + chemotherapy
- C-TA2 (SOC): Bevacizumab + chemotherapy
- C-TA3: Pumitamig + chemotherapy

Key Endpoints

	Part A	Part B	Part C
Primary:	Safety	Safety, ORR	PFS
Secondary:	ORR, DOR, DCR	DOR, DCR	ORR, OS, safety

Partnered with: 1. Genmab; 2. Bristol Myers Squibb. 3. Bennouna J. et al. Lancet Oncol. 2013.

134

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135 ~153k 2030 U.S., EU4, U.K. pancreatic cancer incidence1 1.1. Globocan – Cancer Tomorrow; 2. CancerMPact® 2024 Treatment Architecture EU5 and US; 3. Conroy et al., JAMA Oncol, 2022; 4. Von Hoff et al., N Engl J Med, 2013; 5. Conroy et al., N Engl J Med, 2011; 6. CancerMPact® 2024 Treatment Architecture EU5 and US. Pancreatic Cancer Patients Have Poor Long-Term Survival Rates and Limited Treatment Options 38% 47% 62% 53% US EU5 Staging distribution2 Stage I-III + Stage IV resectable Stage IV metastatic mOS Chemo: 53.5 mo (PRODIGE-24)3 GnP: 8~9 mo (MPACT)4 FOLFIRINOX: ~11 mo (PRODIGE-IV)5 24 mos OS 70% (PRODIGE-24)3 GnP: 10% (MPACT)4 FOLFIRINOX: 10% (PRODIGE-IV)5 5-year survival 43% (PRODIGE-24)3 3%6 High unmet need for pancreatic cancer patients as long-term survival outcomes are very poor and treatment options remain limited to chemotherapy Stage IV Stage I - III

Phase 2 Trial with Pumitamig1 in Combination with Chemotherapy in Patients with PDAC 136 Patient Population 1L PDAC patients Key Endpoints Benchmark Data for 1L PDAC Benchmark regimen ORR mPFS mOS Benchmark study mFOLFIRINOX 32% 6.4 mo 11.1 mo MPACT2 GnP 23% 5.5 mo 8.7 mo PRODIGE-IV3 Primary: ORR, safety Pumitamig + chemotherapy option 1 Pumitamig + chemotherapy option 2 1. Partnered with Brsitol Myers Squibb; 2. Von Hoff et al., N Engl J Med, 2013; 3. Conroy et al., N Engl J Med, 2011;

Exploring CA19-9-ADC BNT329 To Build Presence in GI Cancers 137 Adapted from Loy et al. 1993 1. Passerini R, et al. Am J Clin Pathol 2012;138(2):281–7; 2. Data on file; 3. Lee et al. World J Gastrointest Surg. 2020 Dec 2712(12): 468-490; 4. Loy et al. Am J Clin Pathol.1993;99:726-728 CA19-9 is highly expressed in PDAC and other GI cancers4 ExpansionDose escalation CA19-9 as an ADC target1-3 First-in-Human trial with BNT329 Key Inclusion Criteria • No patient pre-selection based on CA19-9 expression • All comer tumor indications known to express CA 19-9 (PDAC, Gastric, Endometrial, Colorectal cancer) Tumor Site  CA 19-9+ / total (%) Pancreas 29/31 (94%) Bile Duct 10/11 (91%) Transitional (bladder) 22/29 (76%) Distal esophogus/stomach 21/30 (70%) Colon 36/51 (71%) Ovary 22/37 (59%) Endometrium 27/44 (61%) A B C D E F Pancreatic ductal adenocarcinomaA B C D E F Colon carcinoma Lung adenocarcinoma Urinary bladder, mucinous adenocarcinoma Colon metastatic to ovary Breast carcinoma, lymph node Dose Level 6 Dose Level 7 Dose Level 5 Dose Level 4 Dose Level 3 Dose Level 2 Dose Level 1 Cohort B 2L+ Basket (Gastric, CRC) Cohort A 2L+ PDAC

Ongoing and Next Steps | Gastrointestinal Cancer

Establishing pumitamig[1] in **gastrointestinal cancers**	**ROSETTA CRC[1]** Pumitamig[1] + chemotherapy in 1L MSS-CRC	**ROSETTA Gastric-204[1]** Pumitamig[1] + chemotherapy in 1L HER2-, PD-L1+ gastric	**Signal-seeking Phase 2** Pumitamig[1] + chemotherapy in 1L PDAC
Evaluating novel pumitamig[1] + immunomodulator and **ADC monotherapy in late-stage disease**	**Pumitamig[1] + immunomodulator**	**ADCs**	

Partnered with: 1. Bristol Myers Squibb.

138

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Genitourinary Cancers

Our Diverse GU Cancer Pipeline

Targeted therapies

BNT324 /DB-1311[2]

Anti-B7H3 ADC


Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Immunomodulators

Pumitamig[3]

Anti-PD-L1/ Anti-VEGF

Gotistobart[4]

Anti-CTLA-4

1. Synergistic potential; Partnered with: 2. DualityBio; 3. Bristol Myers Squibb; 4. OncoC4.

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BioNTech's Current Development in GU Cancer

PoC trials in GU cancers to inform future registrational studies

- RCC: Pumitamig[1] demonstrated encouraging efficacy as monotherapy in RCC
- Prostate: Encouraging data for BNT324/DB-1311[2] and gotistobart[3] in late line mCRPC
- Ongoing trials will inform future registrational trials

	1L metastatic	2L+ metastatic
RCC	China Phase 1/2 pumitamig[1] (non-clear cell)	China Phase 1/2 pumitamig[1] (clear cell)
Prostate	ADC mono (BNT324/DB-1311[2])	ADC mono (BNT324/DB-1311[2])
		Immunomodulator + RLT (Gotistobart[3])

Next generation IO | Targeted therapy | mRNA immunotherapy | Registrational trials | Ph1/2 PoC trials

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. OncoC4.

141

BIONTECH

Evaluating Pumitamig[1] Monotherapy in Patients with 2L Clear Cell RCC and 1L Non-Clear Cell RCC

Phase 1/2 multiple cohort monotherapy trial to evaluate safety and efficacy of pumitamig in patients with advanced solid tumors, including RCC

Key Inclusion Criteria

- Locally advanced inoperable or metastatic RCC with or without sarcomatoid component
  - ccRCC: progress on prior 1L VEGF TKI +/- IO
  - nccRCC: no prior systemic therapy
- Malignant tumor confirmed by histology or cytology
- Adequate organ function
- ≥ 1 measurable lesion not been previously treated (RECIST 1.1)
- ECOG 0-1

n = 53 →

Pumitamig, iv,
Q2W or Q3W

Treatment continued
until disease progression
or intolerable toxicity

Key Endpoints

Primary: ORR
Secondary: DCR , DOR, PFS, safety

1. Partnered with Bristol Myers Squibb; NCT05918445

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Pumitamig[1] Showed Encouraging Anti-Tumor Activity in Patients with 2L+ Clear Cell RCC

ORR: 25.0%; DCR: 82.1% (n=28)



Best Change from Baseline (%)
80
60
40
20
0
-20
-40
-60
-80
-100
ORR: 25.0%
DCR: 82.1%
* ICI treated
PD
SD
PR
ND ND P N N P ND N N
ND ND ND ND N P N P N ND N ND N ND ND ND ND ND ND
PD-L1: N=<1% P=≥1% ND =None Done
IMDC: F = favorable, I = intermediate, PR = poor
F I I I F Pr Pr Pr Pr I Pr I Pr I F F I I I F I I I Pr I I Pr I

mPFS: 10.9 months



Probability of PFS
1.0
0.8
0.6
0.4
0.2
0.0
+ Censored
mPFS: 10.9(95%CI 5.7,NE)
50%
0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30
Follow-up Time (Months)

mDOR: 19.6 months



Patients
DOR: 26.4M
DOR: 19.5M
DOR: 7.0M
DOR: 15.7M
DOR: 2.8M
DOR: 9.8M
DOR: 4.2M
PD
SD
PR
On treatment
0 3 6 9 12 15 18 21 24 27
Study Months

1. Partnered with Bristol Myers Squibb; Xinan Sheng al. ESMO 2024 1692P

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BIONTECH

Pumitamig1 Showed Encouraging Anti-Tumor Activity in Patients with 1L nccRCC Across Subtypes 144 1. Partnered with Bristol Myers Squibb; Xinan Sheng, et. al. ESMO 2024 1692P. mPFS: 15.1 months ORR: 36.4%; DCR: 90.9% (n=22) DOR of up to 24.9 months 0 3 6 9 12 15 18 21 24 27 Study Months DOR: 24.9M DOR: 14.9M DOR: 13.8M DOR: 7.1M DOR: 4.1M DOR: 4.2M DOR: 3.2M DOR: 4.8M PD SD PR On treatment P a ti e n ts B e s t C h a n g e fr o m B a s e li n e ( % ) -80 -60 -40 -20 0 20 40 I F I I Pr F I I Pr I I I I I Pr Pr I Pr I I Pr I PD SD PR PD-L1: N=<1% P=≥1% ND =None Done IMDC: F = favorable, I = intermediate, PR = poor HISTOLOGY: P=Papillary O=Other ORR: 36.4% DCR: 90.9% ND ND ND ND ND ND ND ND ND ND N ND ND ND ND ND ND ND ND N ND P P ro b o b il it y o f P F S 0.0 0.2 0.4 0.6 0.8 1.0 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 Follow-up Time (Months) 50% Censored 22 19 16 12 12 5 4 4 3 2 1 1 1 1 0No. at risk

Our Diverse GU Cancer Pipeline

Targeted therapies

BNT324 /DB-1311[2]

Anti-B7H3 ADC



Immunomodulators
Synergy1
Synergy1
Space for curative approaches
Targeted therapies
Synergy1
mRNA cancer immunotherapies

Immunomodulators

Pumitamig[3]

Anti-PD-L1/ Anti-VEGF

Gotistobart[4]

Anti-CTLA-4

1. Synergistic potential; Partnered with: 2. DualityBio; 3. Bristol Myers Squibb; 4. OncoC4.

145

BIONTECH

Broad Exploration of BNT324/DB-1311[1]

Phase 1/2, multicenter trial of BNT324/DB-1311 enrolling 465 patients with advanced/metastatic solid tumors unselected for B7H3 expression, including in Prostate Cancer

Key Inclusion Criteria
- ≥1 measurable lesion per RECIST v1.1 (bone-only disease allowed)
- ECOG PS 0–1
- Adequate organ function
- Progressive mCRPC (serum testosterone <50 ng/dL and PD as defined by PCWG3 criteria)

Key Exclusion Criteria
- Prior B7H3 targeted therapy
- Prior TOP1 ADC

Study part/cohort	Additional inclusion criteria	Dose
Phase 1 Dose escalation/backfill		3 mg/kg up to 12 mg/kg IV Q3W
Phase 2:		
Cohort 4 (Dose optimization)	• Prior docetaxel; docetaxel rechallenge allowed • Prior NHT	R: 9 mg/kg IV Q3W (n=20) R: 6 mg/kg IV Q3W (n=22)
Cohort 11 (Post Lu-177)	• 1–2 lines of systemic chemotherapy, including docetaxel • Prior NHT • Prior Lu-177 radioligand therapy	• 6 mg/kg IV Q3W
Cohort 12 (Taxane-naïve)	• Taxane-naïve; prior (neo)adjuvant use >12 months earlier allowed • Prior NHT	• 6 mg/kg IV Q3W

Key Endpoints

Primary: ORR, safety
Secondary: DCR, DOR, rPFS

1. Partnered with DualityBio; BNT324/DB-1311 treatment continued until disease progression/ unacceptable toxicity (treatment beyond progression was allowed); NCT05914116

146

BIONTECH

Encouraging Efficacy with BNT324/DB-1311[1] in Late-Line mCRPC

	Overall (n=73)	6 mg/kg (n=38)	9 mg/kg (n=33)
Response evaluable, n	52	24	28
ORR, (%) [95% CI]	**42.3** [28.7, 56.8]	**41.7** [22.1, 63.4]	**42.9** [24.5, 62.8]
cORR, (%) [95% CI]	**30.8** [18.7, 45.1]	**29.2** [12.6, 51.1]	**32.1** [15.9, 52.4]
Pending confirmation, n	5	3	2
DCR, (%) [95% CI]	**90.4** [79.0, 96.8]	**91.7** [73.0, 99.0]	**89.3** [71.8, 97.7]
mDOR,* months [95% CI]	**ne** [4.0, ne]	**ne** [4.2, ne]	**ne** [4.0, ne]
Evaluable for rPFS, n	68	33	33
Median rPFS			
Months [95% CI]	**ne** [5.7, ne]	**ne** [5.7, ne]	**ne** [5.6, ne]
rPFS events, n (%)	14 (20.6)	8 (24.2)	6 (18.2)
rPFS rate, %			
6-month	**67.7**	**67.1**	**62.7**
9-month	58.0	58.7	ne

Parsonson A et al. ASCO 2025 5015.



Best change from baseline in sum of target lesion diameter (%)
40
20
0
−20
−40
−60
−80
−100
6 mg/kg
9 mg/kg



rPFS (%)
100
75
50
25
0
6 mg/kg
9 mg/kg
0 1 2 3 4 5 6 7 8 9 10 11 12
Months

Data cut-off: March 04, 2025

1. Partnered with DualityBio:

147

BIONTECH

Partnered with: 1. Bristol Myers Squibb. Ongoing and Next Steps | Genitourinary Cancer Exploring pumitamig in GU cancers Evaluating ADCs and novel combinations in GU cancers ADCs China Phase 1/2 Pumitamig1 in 2L+ ccRCC and 1L nccRCC 148

Innovating Early- Stage Cancer Treatment with mRNA Cancer Immunotherapies Prof. Özlem Türeci, M.D. Chief Medical Officer and Co-founder 5

SARS-CoV-2 mRNA Vaccines Sensitize Tumors to CPI Adam Grippin et al, Nature, 2025; Controlling for 39 covariables with COX proportional hazards regression ~25% of these patients received mRNA COVID-19 vaccines within 100 days of initiating immunotherapy Demonstrates potential of mRNA vaccines to stimulate innate immunity COVID-19 mRNA vaccines are associated with improved survival in patients with NSCLC or metastatic melanoma receiving immunotherapy in study with over 800 patients 150

mRNA Immunotherapies for Systemic Delivery and Induction of Potent Polyspecific Immune Responses Against Cancer Antigens

Uridine-based mRNA-lipoplexes (RNA-LPX) administered IV for preferential delivery to the APCs in spleen, lymph nodes and bone marrow


mRNA
AAAAAA
mRNA
AAAAAA
RNA-LPX
IV

RNA-LPX is optimized for immune response stimulation


Migration to T-cell zone, maturation
Transfected mature DC
T-cell priming
cDC
CD4+ T cell
CD8+ T cell
pDC
IFNα early release
IFNα delayed release
IFNα
Effector T cells
Mφ

RNA-LPX combines targeted antigen delivery with stimulation innate immune signature


RNA-LPX
IFNα, pro-inflammatory cytokines
Innate immune signaling
Antigen presentation
MHCI
TCR
CD8+ T cell stimulation
Endosome
TLR 7/8
CD80
CD28
Co-stimulation
mRNA
Antigen processing
cDC
CD40
CD40L
Cytokine help
Proteins
MHCII
TCR
CD4+ T cell stimulation

Secretory signal peptide
for translocation of the nascent polypeptide chain into the endoplasmic reticulum


Encoded Antigen
AAAA
5' cap
5' UTR
3' UTR
Poly (A) tail

MITD (MHC class I trafficking domain)

5`cap, UTRs, poly(A) tail engineered for optimized stability and translational performance
Long single-stranded mRNA format, uridine chemistry and LPX to activate innate immune signature

151

BIONTECH

Full Exploitation of Cancer Target Space for Induction of Anti-Cancer Immunity

mRNA-LPX platform

iNeST[1]

individualized **Ne**oantigen-**S**pecific immuno**T**herapy

- Neo-antigens
- Individualized therapy
- Individual patient samples (blood and tissue)
- Mapping of mutations
- Artificial intelligence-driven neoantigen prediction
- On-demand tailored RNA manufacturing
- Individualized immuno-therapy

Proinflammatory innate immune signature

Cytokines I NSCLC, BNT116, LuCa-MERIT-1 trial



Interferon Alpha
Interferon Gamma
Interferon Gamma-induced Protein 10
Interleukin 10
Interleukin 6
Tumor Necrosis Factor

Fold change in cytokine levels from pre-vaccination to 4-8 hours post vaccination and 24 hours post vaccination

FixVac

Fixed Antigen **Vac**cine

- Multiple shared antigens
- Off-the-shelf therapy
- Fixed combination of shared tumor antigens[2] (ANTIGEN 1, ANTIGEN 2, ANTIGEN 3, ANTIGEN 4)
- Multi-antigen approach tailored to each indication

Strong vaccine-induced *de novo* CD8+ T cell responses across different cancer types[3]

Mutation/Neoantigen
TNBC, BNT114
TNBC-MERIT trial



10.3%

HPV16-E7
Head & Neck Cancer
BNT113, HARE-40 trial



5%

MAGE-A3
Melanoma, BNT111,
Lipo-MERIT trial



2.1%

NY-ESO-1
Melanoma, BNT111,
Lipo-MERIT trial



10.1%

1 Partnered with Genentech, a member of the Roche Group. 2 Antigens vary across programs; 3. T-cell responses analyzed by *ex vivo* multimer staining analysis in blood.

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Clinical Trial Execution Across iNeST and FixVac Portfolios

Individualized immunotherapy: iNeST					FixVac		
Autogene cevumeran[1]					BNT111[2]	BNT113	BNT116
Adjuvant			1L	R/R	R/R	1L	Multiple settings
MIUC Phase 2	CRC Phase 2	PDAC Phase 2	Melanoma Phase 2	Solid tumors Phase 1	Melanoma Phase 2	HPV16+ PDL1+ HNSCC Phase 2/3	NSCLC Phase 1 & 2
+ Nivolumab	Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	Monotherapy and + Atezolizumab	+ Cemiplimab	+ Pembrolizumab	Mono & combinations including BNT324/DB1311[2], BNT326/YL202[1] and Pumitamig[3]
Recruitment ongoing	Recruitment ongoing Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024**	Recruitment ongoing Data from Phase 1 trial published in 2023 (Rojas et al., **Nature**) Follow up data published in February 2025 (Sethna et al., **Nature**)	Trial completed (n=125) Primary endpoint (significant PFS improvement) not met. Numerical OS benefit trend observed. Data presented at **ESMO 2025**	Trial completed (n=272) Data published (Lopez et al., **Nature Medicine 2025**)	Trial completed (n=184) **Positive topline data** announced in 2024 Data presented at **ESMO 2025**	Recruitment ongoing Trial updated to Phase 2/3	Recruitment completed in Phase 2 in 1L NSCLC[2] Presented at **SITC 2023, AACR 2024** and **SITC 2024.** Data in frail patients presented at **AACR 2025** Data in patients after cCRT presented at **WCLC 2025**

1. Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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Key inclusion criteria • Unresectable/metastatic melanoma • Naïve to metastatic treatment setting Stratification factors • PD-L1 (≥5% vs. <5% or unknown) • M-stage & LDH Trial Design Investigator-assessed PFS Key Findings iNeST1 Phase 2 in 1L Melanoma – Study Design and Primary endpoint 154 1. Partnered with Genentech.2. Larkin, NEJM 2019; 3. Wolchok NEJM 2025; 4. Robert, Lancet Oncol 2019 • PFS: not met • OS: difference at 12 and 24 months in favor of the combination • Immunogenicity: robust neoantigen-specific T-cell responses with multi-epitope breadth; vaccine-expanded clones persisted well beyond induction • Safety: well tolerated; mostly Grade 1–2 TRAEs; no new safety signals N=41 Key Endpoints P e rc e n ta g e o f P a ti e n ts Time (Months) 100 80 0 20 40 60 Censored 0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45 48 51 54 57 60 63 Median PFS Arm A (Pembrolizumab): 7.9 months (95% CI 2.8, 22.7) Arm B (Autogene Cevumeran + Pembrolizumab): 8.3 months (95% CI 6.9, 26.9) Hazard Ratio: 0.79 (95% CI 0.49, 1.27) (p=0.3284) R 1:2 n=125 Pembrolizumab Autogene Cevumeran + Pembrolizumab Pembrolizumab IV Q3W 10 patients crossed over after confirmed PD N=84 Sullivan et al. ESMO 2025 #954P Primary endpoint: PFS Secondary endpoints: OS and safety

Bulk PBMCs CD8+T cells Patients Longitudinal analysis of neoantigen-specific CD8 T-cell clones Sullivan et al. ESMO 2025 #954P High patient-level immunogenicity: 47/56 (84%) patients mounted ≥1 ex vivo T-cell response N u m b e r o f V a c c in e A n ti g e n s IF N y S p o ts (p e r 1 x 1 0 6 c e ll s ) Patients Breadth, not just presence: Median 3 immunogenic neoantigens per patient (range ~1–13) Vast majority are de novo CD8+ T cell responses and they are of high magnitude 84% “immune responder” rate; 16% had no ELISpot signal at the measured timepoint(s) Neoantigen specific T-cell clones were detectable up to 1.5 years after last autogene cevumeran dose (median longitudinal follow up: 154 days, range 21 – 559 days). C u m u la ti v e T C R F re q u e n c y ( % ) Days Post Baseline 35 30 25 20 15 10 5 0 T-cell clones were detect-able up to 1.5 years after last autogene cevumeran dose (median longitudinal follow up: 154 days, range 21 – 559 days). 0 200 400 600 800 Induction dosing Maintenance dosing Last autogene cevumeran dose before last sample Autogene Cevumeran Drives Broad, Durable T-Cell Responses in Majority of Patients 155

156 1. Partnered with Genentech, a member of the Roche Group; 2. Exploratory, non-powered analyses; Group “<= cutoff” includes ELISpot negative patients Trend of incremental PFS improvement observed in patients with higher neoantigen response breadth2 0 0 6 12 20 40 60 80 100 2418 30 36 42 48 54 P a ti e n ts ( % ) HR<0.01 Cut-off at >4 Month 26 15 12 910 8 5 4 2 NE 21 17 13 1212 11 6 3 2 NE 8 8 7 57 4 4 3 NE 1 B≤4 B>4 A No. at riskArm C8D1 Censored HR:0.28 Cut-off at >2 0 0 6 12 20 40 60 80 100 2418 30 36 42 48 54 Month 17 9 7 56 4 2 2 1 NE 21 17 13 1212 11 6 3 2 NE 17 14 12 911 8 7 5 1 1 B≤ 2 B>2 A No. at riskArm C8D1 CensoredP a ti e n ts ( % ) P a ti e n ts ( % ) Month 11 6 4 44 3 2 2 1 NE 21 17 13 1212 11 6 3 2 NE 23 17 15 1013 9 7 5 1 1 B≤1 B>1 A No. at riskArm C8D1 0 0 6 12 20 40 60 80 100 2418 30 36 42 48 54 HR:0.36 Cut-off at >1 Censored P a ti e n ts ( % ) HR:0.10 Cut-off at >3 Month 22 12 10 78 6 4 3 1 NE 21 17 13 1212 11 6 3 2 NE 12 11 11 710 6 5 4 2 1 B≤3 B>3 A No. at riskArm C8D1 0 0 6 12 20 40 60 80 100 2418 30 36 42 48 54 Censored Combination, higher breadth Combination lower breadth Pembrolizumab arm Autogene Cevumeran1 Phase 2 in 1L Melanoma

Autogene Cevumeran1 Phase 2 Data in 1L Melanoma Yield Insights That Support Current Development Focus 1. Partnered with Genentech, a member of the Roche Group; 2. The primary analysis occurred after 79 PFS events; the median follow-up time for PFS was 36 months and for OS was 45.1 months in the ITT population. A trend of improved OS in patients with immune cell PD-L1 High vs. PD-L1-Low in the autogene cevumeran combination arm vs. the pembrolizumab arm A trend of improved OS in patients with tumors with low mutation burden treated with autogene cevumeran combination vs. the pembrolizumab arm Time (Months) Overall Survival P a ti e n ts ( % ) Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Arm A: PD-L1 IC-High Arm A: PD-L1 IC-Low Arm B: PD-L1 IC-High Arm B: PD-L1 IC-Low 0 10 20 30 40 50 60 0 25 50 75 100 Sullivan et al. ESMO 2025 #954P Numerical overall survival trend favoring the combination observed at 12-month and 24-month; no formal testing was performed for this secondary endpoint2 Time (Months) P a ti e n ts ( % ) 100 80 0 20 40 60 0 3 6 9 121518212427303336394245485154576063 Secondary Endpoint: Overall Survival - (ITT) Overall Survival – TMB-L Quantile Cutoff H a z a rd R a ti o Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Censored 100 75 0 25 50 Time (Months) P a ti e n ts ( % ) Arm A (Pembrolizumab) Arm B (Pembrolizumab + autogene cevumeran) Arm A: TMB-High Arm A: TMB-Low Arm B: TMB-High Arm B: TMB-Low Overall Survival 0 10 20 30 40 50 60 157

Ongoing and Next Steps | mRNA Cancer Immunotherapies

Evaluating **autogene cevumeran**[2] in **adjuvant-stage disease**

Phase 2

Autogene cevumeran[2] in adjuvant ctDNA+ stage II (high risk) / stage III MSS-CRC

Update planned for 2026

Phase 2

Autogene cevumeran[2] + chemotherapy + atezolizumab in adjuvant PDAC

Phase 2

Autogene cevumeran[2] + chemotherapy + nivolumab in adj. MIUC

Evaluating novel **combinations for FixVac**

Phase 2/3

BNT113 + pembrolizumab in HPV16+, PD-L1+ 1L HNSCC

Data expected in 2026

BNT116 + pumitamig[1]

BNT116 + gotistobart[3]

BNT116 + ADCs

Novel combination in 2026

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, member of the Roche Group; 3. OncoC4.

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BioNTech’s Path to Value Creation Ramón Zapata Chief Financial Officer 6

✓ Launched variant-adapted COVID-19 vaccine ✓ Leading COVID-19 market share globally (>50%) ✓ >20 phase 2 and 3 oncology trials ongoing ✓ 30+ novel-novel combination cohorts ongoing across tumors ✓ Completed Biotheus acquisition ✓ Strategic BMS partnership to maximize pumitamig ✓ Increased 2025 revenue guidance to €2.6-2.8 billion1 ✓ €16.7 billion in cash, cash equivalents and securities2 Maintained Leadership in the COVID-19 Space Advanced Key Oncology Pan-Tumor Programs and Clinical Execution Executed Key Strategic Partnerships and Acquisitions Strengthened Financial Position to Drive Sustained Innovation 1 BioNTech increased revenue guidance and now expects its revenues for the full 2025 financial year to be in the range of €2,600 - €2,800 million, from previous range of €1,700 - €2,200 million; please refer to 3Q25 earnings press release and quarterly report on Form 6-K for risks and uncertainties. 2. As of September 30, 2025. Key 2025 Achievements Position BioNTech for Continued Oncology Innovation and Future Growth 160

Driving Impact with Expansion of Later-Stage Oncology Pivotal Trials, While Maintaining R&D Expenditure 161 1 YTD October 31, 2025. Visualization illustrative and not to scale. 1210 Phase 2 and 3 Oncology Trials Ongoing: Annual R&D Spend: 2023 €1.8 billion 2024 €2.2 billion 2025 €2.0 - 2.2 billion >20 1

Financial Levers Enable BioNTech’s Dynamic R&D Investment 162 R&D Investment Control Levers Active portfolio management strategy sets high bar for late- stage investment and balance with high risk/reward programs Innovative, tailored partnerships to advance priority programs cost effectively, while strengthening P&L Early-stage programs empowered with dedicated budgets and opportunistic biotech in-licensing agreements

163 Innovative BMS Partnership Structured to Accelerate and Maximize Pumitamig, While Strengthening BioNTech Short- and Long-Term P&L Maximizing potential of next-generation PD-L1xVEGF-A bispecific antibody, pumitamig, with global co-development and co-commercialization BMS partnership • Advancing trials in 10+ indications, including registrational trials, and plans to initiate in 1L microsatellite stable CRC and 1L gastric cancer • 50/50 partnership and cost sharing structure de-risks R&D activities • $3.5 billion up-front and non-contingent payments + $7.6 billion in milestone payments Anti-PD-L1 Anti-VEGF-A

BioNTech Key Principles on the Path to Value Creation 164 Speed and Scalability: Commercial Readiness and First-to-Market Approach Ensure operational agility and organizational readiness to scale rapidly, build commercial infrastructure, prioritize speed to market Financial Efficiency: Ensuring Cash Runway and Capital Resilience Strong financial position provides strategic optionality Optimizing Productivity: Do More with Less Through Operational Excellence Focus resources on highest priority programs, optimize cost base to support sustainable development trajectory Strategic Portfolio Management: Shift to Later-Stage De-risked Programs Shifting pipeline focus to later-stage programs with higher POS and de-risk through partnerships 164

Key Areas of Focus BioNTech Operating from Position of Strength 1 Combination Therapy Momentum Anticipate additional datasets from novel-novel combination trials with pumitamig 2 Modalities to Disease Areas 2026 marks BioNTech’s movement to a focused disease area specific approach 3 Late-Stage Acceleration Expect key late-stage data readouts for initial wave of oncology assets 2026

Prof. Uğur Şahin, M.D. Chief Executive Officer Co-founder Annemarie Hanekamp Chief Commercial Officer Prof. Özlem Türeci, M.D. Chief Medical Officer Co-founder Ramón Zapata Chief Financial Officer Michael Wenger, M.D. Vice President, Clinical Development Prof. Ilhan Celik, M.D. Vice President, Clinical Development Q&A Panel Discussion 166

Thank you

Appendix

BioNTech's Oncology Pipeline – Phase 2 and Phase 3 Clinical Trials

Phase 2

- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L HCC + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L/2L+ (ES-)SCLC, + CTx
- **Gotistobart**[4] (CTLA-4)
  PROC, + pembrolizumab
- **Pumitamig**[1] **or BNT325/DB-1305 + BNT324/DB-1311**[3] **combination**
  Multiple solid tumors
- **Trastuzumab-Pamirtecan**[3] (HER2)
  multiple solid tumors
- **Autogene cevumeran**[2]
  Adj. ctDNA+ stage II or III CRC
- **Autogene cevumeran**[2]
  Adj. PDAC, + atezolizumab + mFOLFIRINOX
- **Autogene cevumeran**[2]
  Adj. MIUC, + nivolumab
- **BNT116**[5]
  1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  2L NSCLC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A) — PLANNED
  PDAC, +CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L/2L met. TNBC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  2L ES-SCLC, + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A) — PLANNED
  GBM
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L ES-SCLC + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  EGFR TKI experienced, EGFRm NSCLC, + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L MPM, + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A) — NEW
  1L CRC[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  2L NEN, + CTx[6]

Next generation IO | Targeted therapy | mRNA immunotherapy

Phase 3

- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L SCLC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A) — PLANNED
  1L CRC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L NSCLC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A) — PLANNED
  1L TNBC, + CTx
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  2L SCLC, + CTx[6]
- **Pumitamig**[1] (PD-L1 x VEGF-A) — PLANNED
  1L Gastric cancer
- **Pumitamig**[1] (PD-L1 x VEGF-A)
  1L TNBC, + CTx[6]
- **Gotistobart**[4] (CTLA-4)
  aPD-1/PD-L1 experienced squamous NSCLC
- **Trastuzumab-Pamirtecan**[3] (HER2)
  HR+/HER2-low met. breast cancer
- **Trastuzumab-Pamirtecan**[3] (HER2) — NEW
  2L HER2+ endometrial cancer
- **BNT113**
  1L r./met. HPV16+ PD-L-1+ HNC, + pembrolizumab

Partnered with 1. Bristol Myers Squibb; 2. Genentech, member of Roche Group; 3. DualityBio; 4. OncoC4; 5. In collaboration with Regeneron; 6. Trial ongoing in China.

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BioNTech's Oncology Pipeline – Phase 1 and Phase 1/2 Clinical Trials

Phase 1

BNT314/GEN1059[2] (EpCAMx4-1BB)
Multiple solid tumors

BNT317
Multiple solid tumors

BNT326/YL202[5] (HER3)
Multiple solid tumors

BNT211 (CLDN6)
Multiple solid tumors

BNT116
Adv. NSCLC

Phase 1/2

Pumitamig[1] (PD-L1 x VEGF-A)
1L TNBC[6]

Pumitamig[1] (PD-L1 x VEGF-A)
Multiple solid tumors[6]

BNT312/GEN1042[2] (CD40x4-1BB)
Multiple solid tumors

Gotistobart[4] (CTLA-4)
mCRPC, + radiotherapy

Gotistobart[4] (CTLA-4)
Multiple solid tumors

Pumitamig[1] + BNT3213 combination
1L HCC[6]

Pumitamig[1] + BNT314/GEN1059[2] combination NEW
Advanced CRC

Pumitamig[1] +/- BNT3212 combination NEW
Multiple solid tumors

Pumitamig[1] + Trastuzumab-Pamirtecan[3] combination
Adv. or metastatic HR+/- HER2-low, ultra-low or null breast cancer

Pumitamig[1] + BNT324/DB-1311[3] combination
Adv. or metastatic HNSCC, HCC, CC, PROC, NSCLC

Pumitamig[1] + BNT324/DB-1311[3] combination
Adv. or metastatic NSCLC or SCLC

Pumitamig[1] + BNT325/DB-1305[3] combination
Multiple solid tumors, PROC, OC, TNBC, NSCLC

Pumitamig[1] + BNT326/YL202[5] combination NEW
Multiple solid tumors

Pumitamig[1] + BNT326/YL202[5] combination NEW
Advanced NSCLC

BNT324/DB-1311[3] (B7-H3)
Multiple solid tumors

BNT325/DB-1305[3] (TROP2)
Multiple solid tumors

BNT329 NEW
Multiple solid tumors

Next generation IO | Targeted therapy | mRNA immunotherapy

Partnered with: 1. Bristol Myers Squibb; 2. Genmab; 3. DualityBio; 4. Onco C4; 5. MediLink; 6. Trial ongoing in China.

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Upcoming Data Readouts at Medical Conferences in 2025 171 Indication Milestone Congress Pumitamig1 1L/2L TNBC Global Phase 2 dose optimization data SABCS Gotistobart2 2L sq NSCLC Phase 3 Stage 1 data NACLC BNT324/DB-13113 CC and PROC Phase 1/2 data ESMO ASIA BNT326/YL2024 HR+HER2-null or low BC Phase 1/2 data SABCS Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio.; 4. Medilink.

Select Data Readouts Set BioNTech Up For Catalyst-Rich Period Ahead 172 Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3.Genentech, a member of the Roche Group; 4. DualityBio. Indication Milestone Expected Timing Pumitamig1 1L NSCLC Global Phase 2 data 2026 1L/2L TNBC Global Phase 2 dose optimization data 2025 1L TNBC China Phase 3 data 2026 Gotistobart2 2L sq NSCLC Phase 3 Stage 1 data / Phase 3 Stage 2 data 2025 / 2026 Trastuzumab- Pamirtican4 2L+ HER2-expressing EC Phase 2 data 2026 2L HER2-Low BC Global Phase 3 data 2026 BNT324/DB-1311 CC and PROC Phase 1/2 data 2025 BNT326/YL202 HR+HER2-null or low BC Phase 1/2 data 2025 Autogene cevumeran2 ctDNA+ adj. CRC Phase 2 update 2026 FixVac BNT113 HPV16+ H&N Phase 3 data 2026

Abbreviation Directory (1)

4-1BB	CD137	CCA	Cholangiocarcinoma	EC	Endometrial cancer
n L	*nth* line	cCRT	Concurrent chemoradiotherapy	ECOG	Eastern Cooperative Oncology Group
AACR	American Association for Cancer Research	CDx	Cluster of differentiation	EGFR	Epidermal growth factor receptor
(bs)AB	(bispecific) Antibody	CDK4/6	Cyclin-dependent 4/6	ELCC	European Lung Cancer Congress
ADA	Anti-drug antibody	ChIP	Chromatin Immunoprecipitation	EORTC	Europ. Organanisation. for Research and Treatment of Cancer
(bs)ADC	(bispecific) Antibody-drug conjugate	CI	Confidence interval	EpCAM	Epithelial cell adhesion molecule
ADCC	Antibody-dependent cell-mediated cytotoxicity	CLDN6	Claudin 6	ESCC	Esophageal squamous cell carcinoma
ADCP	Antibody-dependent cellular phagocytosis	CPI	Checkpoint inhibitor	ESMO	European Society for Medical Oncology
adj.	Adjuvant	CPS	Combined positive score	ESMO GI	European Society for Medical Oncology Gastrointestinal
AE	Adverse event	CR	Complete response	ES-SCLC	Extensive-stage small cell lung cancer
AGA	Actionable oncogenic alteration	CRC	Colorectal cancer	ESO	Esophageal
AI	Artificial intelligence	CRPC	Castration resistant prostate cancer	ET	Endocrine therapy
ALK	Anaplastic large-cell lymphoma kinase	(c)CRT	(Concurrent) Chemoradiation therapy	EU	European Union
AST	Aspartate aminotransferase	ctDNA	Circulating tumor DNA	Fab	Fragment antigen binding
ASCO	American Society of Clinical Oncology	CTLA	Cytotoxic T-lymphocyte-associated protein	Fc(R)	Fragment crystallizable region
AU	Absorvance unit	ctrl	Control	FDA	Food and Drug Administration
AUC	Area under curve	CTx	Chemotherapy	FIH	First in human
B7-H3	B7 Homolog 3	DAR	Drug-antibody ratio	FixVac	Fixed Antigen Vaccine
BC	Breast cancer	DC	Dendritic cell	FoxP3	Forkhead-Box-Protein P3
BICR	Blinded independent central review	DCR	Disease control rate	GBM	Glioblastoma multiforme
BLA	Biologics License Applications	DDI	Drug-drug interaction	GC/GEJ	Gastric/Gastro-esophageal junction cancer
BMS	Bristol Myers Squibb	DFS	Disease-free survival	GI	Gastrointestinal
BOIN	Bayesian optimal interval	DL	Dose level	GnP	Gemcitabine plus nab-paclitaxel
BOR	Best overall response	DLT	Dose limiting toxicity	GrzmB	Granzyme B
B-RAF	Serin/Threonin-Kinase	dMMR	Deficient mismatch repair	GTEx	Genotype-Tissue Expression
BTC	Biliary tract cancer	DNA	Desoxyribonucleic acid	GU	Genitourinary
C1D1	Cycle 1 day 1	DO	Dose optimization	Gyn	Gynecological
CA 19-9	Carbohydrate antigen 19-9	DoR	Duration of response	h	Human
CC	Cervical cancer	EAC	Esophageal adenocarcinoma	H&E	Hematoxylin and Eosin

173

Abbreviation Directory (2)

H&N	Head and neck	JCO	Journal of Clinical Oncology	NCI PRO-	National Cancer Institute Patient Reported Outcome Common
HCC	Hepatocellular carcinoma	KD	Dissociation constant	CTCAE	Terminology Criteria for Adverse Events
HER2/3	Human epidermal growth factor receptor 2/3	KK-LC-1	Kita-Kyushu lung cancer antigen 1	NCI SEER	National Cancer Institute Surveillance, Epidemiology, and End
HLA	Human leukocyte antigen	LALA	IgG1 variant L234A/L235A		Results
HNSCC	Head and neck squamous cell carcinoma	LDH	Lactate dehydrogenase	NCT	National clinical trial
HPV	Human papilloma virus	LOD	Limit of detection	NE	Not evaluable for response
HR	Hormone receptor	LPX	Lipoplex	NEJM	The New England Journal of Medicine
IASLC	International Association for the Study of Lung	LUAD	Lung adenocarcinoma	NEN	Neuroendocrine neoplasm
	Cancer	LUSC	Lung squamous carcinoma	NGS	Next generation sequencing
IC	Immune checkpoint	MAGE-A3	Melanoma antigen A3	NHT	Novel hormonal therapy
IC50	Half maximal inhibitory concentration	MEKi	Mitogen-activated protein kinase kinase	NIH	National Institutes of Health
ICI	Immune checkpoint inhibitor	MHC	Major histocompatibility complex	NOD SCID	Non-Obese Diabetic-Severe Combined Immunodeficiency
IFN	Interferon	MITD	Microtubule interacting and trafficking	NCT	National clinical trial
IgG	Immunoglobulin G		domain	NE	Not evaluable for response
IHC	Immunohistochemistry	MIUC	Muscle-invasive urothelial carcinoma	NEJM	The New England Journal of Medicine
IIT	Investigator initiated trial	mo	Months	NEN	Neuroendocrine neoplasm
ILD	Interstitial lung disease	MOA	Mechanism of Action	NGS	Next generation sequencing
IL-x	Interleukin x	MΦ	Macrophage	NHT	Novel hormonal therapy
IMDC	International Metastatic Renal Cell Carcinoma	mono	Monotherapy	NIH	National Institutes of Health
	Database Consortium	MPM	Malignant pleural mesothelioma	NOD SCID	Non-Obese Diabetic-Severe Combined Immunodeficiency
iNeST	Individualized NeoAntigen-Specific Therapy	MRD	Minimal residual disease	NR	Not reached
IO	Immuno-oncology	mRNA	Messenger ribonucleic acid	NSCLC	Non-small cell lung cancer
Ipi	Ipilimumab	MSI-H(L)	High(low)-frequence microsatellite	OC	Ovarian cancer
ISH	In-situ hybridization		Instability	OP	Operation
ITT	Intention to treat	MSS	Microsatellite stability	(c)ORR	(confirmed) Objective response rate
iv	Intravenously	MTD	Maximum tolerated dose	OS	Overall survival
IvS	*in vitro* stimulation	NA	Not applicable	OVA	Ovalbumin
JAMA	Journal of the American Medical	NACLC	Nort America conference on Lung Cancer	P&L	Profit and loss statement
	Association	NCI	National Cancer Institute	PARP	Poly (ADP-ribose) polymerase

174

Abbreviation Directory (3)

PBMC	Peripheral blood mononuclear cell	RP2/3D	Recommended phase 2/3 dose	TLR	Toll-like receptor
PBS	Phosphate buffered saline	RPL18	Ribosomal Protein L18	TMB-H (or L)	Tumor mutational burden-high or low
PCWG3	Prostate Cancer Working Group 3	R/R	Relapsed/refractory	TME	Tumor microenvironment
PD	Progressive disease	RT-qPCR	Real-time quantitative polymerase chain reaction	TNBC	Triple-negative breast cancer
PD	Pharmacodynamics			TNF	Tumor necrosis factor
PDAC	Pancreatic ductal adenocarcinoma	SABCS	San Antonio Breast Cancer Symposium	TOP1	Topoisomerase I
PD-(L)1	Programmed cell death protein (ligand) 1	SCCHN	Squamous cell carcinoma of head and neck	TPS	Tumor proportion score
pembro	Pembrolizumab	(ES)SCLC	(Extensive/ stage) small cell lung cancer	TPTE	Transmembrane phosphatase with tensin homology
PFS	Progression-free survival	SD	Standard deviation	TRAE	Treatment-related adverse event
pH	Potentia hydrogenii	SD	Stable disease	Treg	Regulatory T cell
Ph x	(clinical) Phase x	SEC	Selenocysteinyl-tRNA	TRON	Helmholtz Institute for Translational Oncology
PK	Pharmacokinetics	SEC	United States Securities and Exchange Commission	TROP2	Trophoblast cell-surface antigen 2
pMMR	Proficient mismatch repair			TYR	Tyrosine
PMX	Pemetrexed	SEER	Surveillance, epidemiology, and end results	UC	Urothelial cancer
PoC	Proof of concept	SEM	Standard error of the mean	UK	United Kingdom
POS	Point of sale	SITC	Society of Immunotherapy of Cancer	ULN	Upper limit of normal
PR	Partial response	SNP	Single Nucleotide Polymorphism	U.S.	United States
PR	Progesterone receptor	SoC	Standard of care	UTI	Urinary tract infection
PRAME	Preferentially expressed antigen in melanoma	SPR	Surface Plasmon Resonance	UTR	Untranslated region
PROC	Platinum-resistant ovarian cancer	(N)Sq	(non-)squamous	VEGF(R) - A	Vascular endothelial growth factor (receptor) A
PVRIG	Poliovirus receptor-related immunoglobulin	TAA	Tumor-associated antigen	VHH	Heavy chain variable
R	Randomized	TCGA	The Cancer Genome Atlas	WCLC	World Conference of Lung Cancer
RAS	Rat sarcoma	TCR	T-cell receptor	WHO	World Health Organization
RCC	Renal cell carcinoma	TEA	Tissue engineering acoustophoretic	WT	Wild type
R&D	Research and development	TFI	Treatment-free interval	YTD	Year to date
RECIST	Response Evaluation Criteria in Solid Tumors	TIGIT	T cell immunoreceptor with Ig and ITIM domains		
RLT	Radioligand therapy	TIL	Tumor-infiltrating lymphocytes		
RLU	Relative light units	TKI	Tyrosine kinase inhibitor		

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